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09045788

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Heineken Holding N.V.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05749

FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 4/6/09

HEINEKEN HOLDING N.V.
ANNUAL REPORT 2008

File No. 82-5149

12-31-08
ARIS

RECEIVED
2009 APR -2 P 2:1

Established in Amsterdam

Heineken Holding N.V.

HEINEKEN HOLDING N.V.
ANNUAL REPORT 2008

08

Established in Amsterdam

Heineken Holding N.V.

PROFILE

Heineken Holding N.V., which holds 50.005% of the issued share capital of Heineken N.V., heads the Heineken group.

The object of Heineken Holding N.V. pursuant to its Articles of Association is to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. It seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to grow in a controlled and steady manner and to pursue its long-term policy in the interest of all stakeholders.

Heineken Holding N.V. does not engage in operational activities itself. These have been assigned within the Heineken group to Heineken N.V. and its subsidiaries and associated companies. Heineken Holding N.V.'s income consists almost exclusively of dividends received on its interest in Heineken N.V.

Every Heineken N.V. share held by Heineken Holding N.V. is matched by one share issued by Heineken Holding N.V. The net asset value of one Heineken Holding N.V. share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical.

Heineken Holding N.V. ordinary shares are listed on Euronext Amsterdam.

AGENDA

for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held at Beurs van Berlage, Damrak 243, Amsterdam on Thursday, 23 April 2009 at 4:00 p.m. – or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished.

Opening

1 Report for the financial year 2008.

2 Adoption of the financial statements for the financial year 2008.

3 Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10, paragraph 6, of the Articles of Association and the distribution of retained earnings.

4 Discharge of the members of the Board of Directors.

5 Amendments to the Articles of Association.

6
a Extension and amendment of the authorisation of the Board of Directors to acquire own shares.
b Extension of the authorisation of the Board of Directors to issue (rights to) shares.
c Extension of the authorisation of the Board of Directors to restrict or exclude shareholders' pre-emptive rights.

Closure

All agenda items are subject to approval of the Annual General Meeting of Shareholders, except for agenda items 1 and 3.

EXPLANATORY NOTES

to the agenda for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held on Thursday, 23 April 2009.

Item 5

Amendments to the Articles of Association

The proposal to amend the Articles of Association of Heineken Holding N.V. mainly relates to (i) the Act of 29 May 2008 implementing the amendment of the Second EU Directive concerning the incorporation of public companies and the maintenance and changes of their capital *(de Wet van 29 mei 2008 inzake implementatie van de wijziging van de 2e EU Richtlijn betreffende de oprichting van naamloze vennootschappen en de instandhouding en wijziging van hun kapitaal)*, which came into force on 11 June 2008 and (ii) the Act of 25 September 2008 implementing the so-called EU Transparency Directive *(de Wet van 25 september 2008 inzake implementatie van de zogenoemde EU Transparantierichtlijn)*, which came into force on 1 January 2009.

According to the Act of 29 May 2008, companies are now permitted (i) to repurchase own shares up to a maximum of 50% of the issued share capital (the maximum used to be 10% of the issued share capital) and (ii) to provide loans to third parties for the purpose of the subscription for or the acquisition of shares in the capital of the company. The provision of such loans is subject to stringent statutory conditions among which the approval of the general meeting of shareholders with a majority of 95% of the votes cast.

It is proposed to bring the Articles of Association of Heineken Holding N.V. in line with the above mentioned legislation.

The full text with the proposed amendments may be inspected at the company's offices in Amsterdam, where copies can be obtained. The text is also posted on the website www.heinekeninternational.com/agm. The proposal also includes an authorisation to execute the notarial deed of amendment. The amendment of the Articles of Association will come into force upon execution of the notarial deed.

Item 6a

Extension and amendment of the authorisation of the Board of Directors to acquire own shares

The Annual General Meeting of Shareholders held on 17 April 2008 last gave an authorisation to the Board of Directors to acquire own shares. The Annual General Meeting of Shareholders is now requested to extend and amend the authorisation of the Board of Directors.

It is proposed that the Board of Directors be authorised by the Annual General Meeting of Shareholders, for the statutory maximum period of 18 months commencing on 23 April 2009, to acquire own shares subject to the following conditions and with due observance of the law and the Articles of Association:

a as from the amendment of the Articles of Association referred to in agenda item 5, the maximum number of shares which may be acquired is the statutory maximum of 50% of the issued share capital of the company and until the amendment of the Articles of Association, the maximum number of shares which may be acquired remains 10% of the issued share capital of the company;

b transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;

c transactions may be executed on the stock exchange or otherwise.

The authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for senior management, but may also serve other purposes, such as acquisitions.

Item 6b

Extension of the authorisation of the Board of Directors to issue (rights to) shares

The Annual General Meeting of Shareholders held on 17 April 2008 last gave an authorisation to the Board of Directors to issue (rights to) shares. The Annual General Meeting of Shareholders is now requested to extend the authorisation of the Board of Directors.

It is proposed that the Annual General Meeting of Shareholders authorises the Board of Directors for a period of 18 months commencing on 23 April 2009, to issue shares or grant rights to subscribe for shares, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

The authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for senior management, but may also serve other purposes, such as acquisitions.

Item 6c

Extension of the authorisation of the Board of Directors to restrict or exclude shareholders' pre-emptive rights

The Annual General Meeting of Shareholders held on 17 April 2008 last gave an authorisation to the Board of Directors to restrict or exclude shareholders' pre-emptive rights. The Annual General Meeting of Shareholders is now requested to extend the authorisation of the Board of Directors.

It is proposed that the Annual General Meeting of Shareholders authorises the Board of Directors for a period of 18 months commencing on 23 April 2009, to restrict or exclude shareholders' pre-emptive rights in relation to the issue of shares or the granting of rights to subscribe for shares, with due observance of the law and the Articles of Association.

Also visit www.heinekeninternational.com/agm
The meeting will be audiowebcast on
www.heinekeninternational.com/webcast/investors

CONTENTS

REPORT OF THE BOARD OF DIRECTORS

FINANCIAL STATEMENTS 2008

OTHER INFORMATION

This report is available in Dutch and in English.
Both versions can be downloaded
from www.heinekeninternational.com

Heineken Holding N.V. share price
in euros
Euronext Amsterdam
after restatement for share split


50
45
40
35
30
25
20
15
10
5
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
20.41

share price range *year-end price*

Average trade in 2008:
300,618 shares per day

Nationality Heineken Holding N.V. shareholders
in %
Based on 101 million shares in free float
(excluding the holding of L'Arche Green N.V.
in Heineken Holding N.V.)


2008
2007

	2008	2007
Netherlands	**1.9**	2.1
United Kingdom/Ireland	**18.4**	15.2
Rest of Europe	**7.5**	6.3
North America	**43.1**	48.1
Rest of the world	**0.9**	0.4
Undisclosed	**28.2**	27.9
	100.0	100.0

Source: Capital Precision
Based on best estimate January 2009

AGENDA

for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held at Beurs van Berlage, Damrak 243, Amsterdam on Thursday, 23 April 2009 at 4:00 p.m. – or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished.

Opening

1 Report for the financial year 2008.

2 Adoption of the financial statements for the financial year 2008.

3 Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10, paragraph 6, of the Articles of Association and the distribution of retained earnings.

4 Discharge of the members of the Board of Directors.

5 Amendments to the Articles of Association.

6 a Extension and amendment of the authorisation of the Board of Directors to acquire own shares.
b Extension of the authorisation of the Board of Directors to issue (rights to) shares.
c Extension of the authorisation of the Board of Directors to restrict or exclude shareholders' pre-emptive rights.

Closure

All agenda items are subject to approval of the Annual General Meeting of Shareholders, except for agenda items 1 and 3.

Established in Amsterdam

Heineken Holding N.V.

EXPLANATORY NOTES

to the agenda for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held on Thursday, 23 April 2009.

Item 5 **Amendments to the Articles of Association**

The proposal to amend the Articles of Association of Heineken Holding N.V. mainly relates to (i) the Act of 29 May 2008 implementing the amendment of the Second EU Directive concerning the incorporation of public companies and the maintenance and changes of their capital *(de Wet van 29 mei 2008 inzake implementatie van de wijziging van de 2e EU Richtlijn betreffende de oprichting van naamloze vennootschappen en de instandhouding en wijziging van hun kapitaal)*, which came into force on 11 June 2008 and (ii) the Act of 25 September 2008 implementing the so-called EU Transparency Directive *(de Wet van 25 september 2008 inzake implementatie van de zogenoemde EU Transparantierichtlijn)*, which came into force on 1 January 2009.

According to the Act of 29 May 2008, companies are now permitted (i) to repurchase own shares up to a maximum of 50% of the issued share capital (the maximum used to be 10% of the issued share capital) and (ii) to provide loans to third parties for the purpose of the subscription for or the acquisition of shares in the capital of the company. The provision of such loans is subject to stringent statutory conditions among which the approval of the general meeting of shareholders with a majority of 95% of the votes cast.

It is proposed to bring the Articles of Association of Heineken Holding N.V. in line with the above mentioned legislation.

The full text with the proposed amendments may be inspected at the company's offices in Amsterdam, where copies can be obtained. The text is also posted on the website www.heinekeninternational.com/agm. The proposal also includes an authorisation to execute the notarial deed of amendment. The amendment of the Articles of Association will come into force upon execution of the notarial deed.

Item 6a **Extension and amendment of the authorisation of the Board of Directors to acquire own shares**

The Annual General Meeting of Shareholders held on 17 April 2008 last gave an authorisation to the Board of Directors to acquire own shares. The Annual General Meeting of Shareholders is now requested to extend and amend the authorisation of the Board of Directors.

It is proposed that the Board of Directors be authorised by the Annual General Meeting of Shareholders, for the statutory maximum period of 18 months commencing on 23 April 2009, to acquire own shares subject to the following conditions and with due observance of the law and the Articles of Association:

a as from the amendment of the Articles of Association referred to in agenda item 5, the maximum number of shares which may be acquired is the statutory maximum of 50% of the issued share capital of the company and until the amendment of the Articles of Association, the maximum number of shares which may be acquired remains 10% of the issued share capital of the company;
b transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;
c transactions may be executed on the stock exchange or otherwise.

The authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for senior management, but may also serve other purposes, such as acquisitions.

Item 6b **Extension of the authorisation of the Board of Directors to issue (rights to) shares**

The Annual General Meeting of Shareholders held on 17 April 2008 last gave an authorisation to the Board of Directors to issue (rights to) shares. The Annual General Meeting of Shareholders is now requested to extend the authorisation of the Board of Directors.

It is proposed that the Annual General Meeting of Shareholders authorises the Board of Directors for a period of 18 months commencing on 23 April 2009, to issue shares or grant rights to subscribe for shares, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

The authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for senior management, but may also serve other purposes, such as acquisitions.

Item 6c

Extension of the authorisation of the Board of Directors to restrict or exclude shareholders' pre-emptive rights

The Annual General Meeting of Shareholders held on 17 April 2008 last gave an authorisation to the Board of Directors to restrict or exclude shareholders' pre-emptive rights. The Annual General Meeting of Shareholders is now requested to extend the authorisation of the Board of Directors.

It is proposed that the Annual General Meeting of Shareholders authorises the Board of Directors for a period of 18 months commencing on 23 April 2009, to restrict or exclude shareholders' pre-emptive rights in relation to the issue of shares or the granting of rights to subscribe for shares, with due observance of the law and the Articles of Association.

Also visit www.heinekeninternational.com/agm
The meeting will be audiowebcast on
www.heinekeninternational.com/webcast/investors

HEINEKEN HOLDING N.V.

Heineken Holding N.V. ordinary shares are traded on Euronext Amsterdam.
In 2008, the average daily trading volume of Heineken Holding N.V. shares was 300,618 shares.
Heineken Holding N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.

Market capitalisation

Shares in issue as at 31 December 2008
245,011,848 ordinary shares of €1.60 nominal value
250 priority shares of €2 nominal value
At a year-end price of €20.41 on 31 December 2008, the market capitalisation of Heineken Holding N.V. as at the balance sheet date was €5.0 billion.

Year-end price	€20.41	31 December 2008
Highest closing price	€38.38	2 January 2008
Lowest closing price	€18.60	5 December 2008

Substantial shareholdings

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority for the Financial Markets (AFM) has been notified about the following substantial shareholding regarding Heineken Holding N.V.:
Mrs C.L. de Carvalho-Heineken (52.01%, including a 50.005% shareholding by L' Arche Holding S.A.).*

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken Holding N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by the company at least 60 days before the date of the General Meeting of Shareholders. Heineken Holding N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Dividend per share

in euros
after restatement for share split

1999	0.26
2000	0.26
2001	0.32
2002	0.32
2003	0.32
2004	0.40
2005	0.40
2006	0.60
2007	0.70
2008	0.62

* A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 58.82% interest in Heineken Holding N.V., including a 58.78% holding via L' Arche Green N.V. and L' Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

Heineken N.V. share price
in euros
Euronext Amsterdam
after restatement for share split


50
45
40
35
30
25
20
15
10
5
0
21.90
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
share price range
year-end price

Average trade in 2008:
2,037,340 shares per day

Nationality Heineken N.V. shareholders
in %
Based on 245 million shares in free float
(excluding the holding of Heineken Holding N.V. in Heineken N.V.)


2008
2007

	2008	2007
Netherlands	9.1	14.3
United Kingdom/Ireland	14.2	14.9
Rest of Europe	14.5	14.5
North America	34.6	30.7
Rest of the world	2.3	2.3
Undisclosed	25.3	23.3
	100.0	100.0

Source: Capital Precision
Based on best estimate January 2009

HEINEKEN N.V.

The shares of Heineken N.V. are traded on Euronext Amsterdam, where the company is included in the AEX Index. Options on Heineken N.V. shares are listed on Euronext.Liffe Amsterdam.
In 2008, the average daily trading volume of Heineken N.V. shares was 2,037,340 shares.
Heineken N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.

Market capitalisation

Shares in issue as at 31 December 2008
489,974,594 shares of €1.60 nominal value
At a year-end price of €21.90 on 31 December 2008, the market capitalisation of Heineken N.V. as at the balance sheet date was €10.7 billion.

Year-end price	€21.90	31 December 2008
Highest closing price	€44.03	4 January 2008
Lowest closing price	€19.68	5 December 2008

Substantial shareholdings

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority for the Financial Markets (AFM) has been notified about the following substantial shareholdings regarding Heineken N.V.:
Mrs C.L. de Carvalho-Heineken (indirectly 50.005% through L' Arche Holding S.A.; the direct 50.005% shareholder is Heineken Holding N.V.). [1]

Bonds

Heineken N.V. bonds are listed on the Luxembourg stock exchange. Two bond loans were issued on 4 November 2003, one for €500 million with a coupon of 4.375% maturing on 4 February 2010 and one for €600 million with a coupon of 5% maturing on 4 November 2013.

Right to add agenda items

Shareholders who, alone or together, represent at least 1% of Heineken N.V.'s issued capital or hold shares with a market value of at least €50 million have the right to request items to be placed on the agenda of the General Meeting of Shareholders. Requests to place items on the agenda must be received by Heineken N.V. at least 60 days before the date of the General Meeting of Shareholders. Heineken N.V. reserves the right to refuse to place an item on the agenda if its inclusion would be contrary to the company's material interest.

Financial calendar in 2009 for both Heineken Holding N.V. and Heineken N.V.

Announcement of 2008 results	18 February
Publication of annual report	20 March
Annual General Meeting of Shareholders, Amsterdam[2]	23 April
Quotation ex-final dividend	27 April
Final dividend 2008 payable	4 May
Announcement of half-year results 2009	26 August
Quotation ex-interim dividend	27 August
Interim dividend 2009 payable	2 September

Contacting Heineken Holding N.V. and Heineken N.V.

Further information on Heineken Holding N.V. is available by telephone +31 20 622 11 52 or fax +31 20 625 22 13. Information is also obtainable from the Investor Relations department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
Further information on Heineken N.V. is obtainable from the Group Corporate Relations and/or Investor Relations department, telephone +31 20 523 92 39, or by e-mail: investors@heineken.com.
The website www.heinekeninternational.com also carries further information about both Heineken Holding N.V. and Heineken N.V.

[1] A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 50.005% interest in Heineken N.V., indirectly via L' Arche Green N.V. and L' Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

[2] Shareholders Heineken Holding N.V. are entitled to attend the meetings of shareholders in Heineken N.V., to put questions at those meetings and to participate in the discussions.

BOARD OF DIRECTORS

M. Das (1948)
Chairman
Dutch nationality
Member of the Board of Directors since 1994
Lawyer

C.L. de Carvalho-Heineken (1954)
Delegate Member
Dutch nationality
Member of the Board of Directors since 1988

D.P. Hoyer (1940)
Dutch nationality
Member of the Board of Directors since 1972
Former director of DOW Europe S.A.

K. Vuursteen (1941)
Dutch nationality
Member of the Board of Directors since 2002
Former chairman of the Executive Board
of Heineken N.V.

POLICY PRINCIPLES

Heineken Holding N.V. has played an important role in the Heineken group for over fifty years. The company seeks to promote the continuity, independence and stability of the Heineken group. This creates the conditions which enable Heineken N.V. to pursue its long-term policy in the interest of the shareholders, the staff and other stakeholders. The company's policy has been successful. Thanks in part to its unique and stable structure, the Heineken group now has the widest international presence of all the world's brewing groups and the Heineken brand is one of the best-known international premium lagers.

ACTIVITIES

The Board of Directors met on seven occasions in 2008 together with the Preparatory Committee of the Supervisory Board of Heineken N.V. The Board of Directors also met on two occasions to discuss the report and accounts for 2007 and the first half of 2008.

In addition to the acquisition of Scottish & Newcastle plc allocated businesses and the consequent changes in the organisation, as well as the integration of business units in the various countries and the financing of the business, the following topics were also discussed at length by the Board of Directors: Heineken N.V.'s policy plans and acquisitions, including the acquisition of breweries in Belarus, the Czech Republic, Romania and Switzerland, and evaluation of the acquisitions made in recent years, the partnership with Efes in Eastern Europe, investments in the new brewery in South Africa as well as other investments and the development of the various brands.

The financial policy, including the results of the cost-reduction plan, Fit2Fight, profit performance and dividend proposal and the composition of the Supervisory Board and Executive Board of Heineken N.V. were also discussed.

Further information regarding the developments during the financial year 2008 of Heineken N.V. and its related companies, and the material risks Heineken N.V. is facing is given in Heineken N.V.'s annual report.

Mrs C.L. de Carvalho-Heineken, delegated member of the Board of Directors, visited a number of operating companies in Jakarta, Hong Kong, Singapore and elsewhere. She also attended the 50th anniversary

Gap between Heineken Holding N.V. and Heineken N.V. share price

in euros

Euronext Amsterdam

after restatement for share split


50
45
40
35
30
25
20
15
10
5
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Heineken Holding N.V. close
Heineken N.V. close

celebration of the brewery in 's-Hertogenbosch (Netherlands) and the opening of a large new brewery in Seville (Spain).

REVIEW OF 2008

Share price

The market price of our company's shares fell heavily in 2008, owing to the crisis in the financial markets. The gap between the Heineken N.V. and Heineken Holding N.V. share prices also narrowed.
Price movements are shown in the graph on page 9. The nationalities of the shareholders, insofar as they are known, are shown in the graphs on pages 4 and 6.

Heineken N.V.'s Investor Relations department regularly organises meetings for investment analysts and investors, in the Netherlands and other countries, at which the Heineken Holding N.V. share is also discussed.

Interest in Heineken N.V.

The nominal value of our company's interest in Heineken N.V. as at 31 December 2008 was €392 million. The nominal value of the ordinary shares issued by our company as at the same date was also €392 million. As at 31 December 2008, our company's interest in Heineken N.V. represented 50.005% of the issued capital (being 50.112% of the outstanding capital) of Heineken N.V.

Results

With regard to the company's balance sheet and income statement, the Board of Directors has the following comments.

The Board of Directors has elected to avail itself of the option given by Section 362, subsection 8, of Book 2 of the Dutch Civil Code of using the same accounting policies for the valuation of assets and liabilities and determination of results in the company financial statements as those used for the preparation of the consolidated financial statements of Heineken Holding N.V. Since the interest in Heineken N.V. is measured on basis of the equity method, the equity attributable to the equity holders of Heineken Holding N.V. of €2,241 million shown in the consolidated balance sheet is equal to the shareholders' equity shown in the company balance sheet less the priority shares.

Our company's 50.112% share in Heineken N.V.'s 2008 profit of €209 million is recognised as income of €105 million in the 2008 company income statement. This share in Heineken N.V.'s profit consists of both distributed and retained earnings for 2008.

HEINEKEN N.V. PERFORMANCE 2008 AND OUTLOOK

Heineken N.V. posted a net profit of €209 million in 2008.

Heineken N.V. delivered strong organic profit growth despite of the deteriorating economic environment, driven by robust pricing, higher volumes, a better sales mix and reduction in fixed costs. The Heineken brand continued to grow faster than the global beer market. Unfortunately, the exceptional economic circumstances required Heineken to reduce the value of goodwill in Russia, the investment in India and pub portfolios in the UK. These non-cash exceptional charges, together with higher financing costs and low profit contributions related to acquisitions, resulted in a substantially lower reported net profit.

The impact of the economic slowdown is far from clear at this stage and potentially poses significant challenges. A number of beer markets showed a slowdown at the end of 2008. Therefore, Heineken remains cautious on the expected development of beer consumption. Past experience indicates that beer consumption as a whole is relatively resilient in a period of economic downturn although shifts from on-trade to off-trade consumption and from mainstream beers to economy beers may occur. Heineken's operations are widely spread geographically and growth is not dependent on the development of a limited number of markets. The financial structure and cash flow of the company are good and existing, committed long-term credit facilities offer financial flexibility. These factors will help to mitigate the effect of the global recession on Heineken's business.

Heineken will during 2009 and beyond have a rigorous focus on: debt reduction through initiatives that strengthen cash generation and conservation, performance improvement of newly acquired businesses, cost reduction across all categories through Total Cost Management, maintaining the price positioning of key brands and increasing efficiency and effectiveness of all marketing investments. It is expected that the downward trend in the number of employees will continue due to cost-reduction and efficiency improvement programmes. Capital expenditures related to property, plant and equipment, will be substantially lower due to new capital expenditure reducing initiatives and the completion of a number of investment programmes. In principle, the capital expenditure will be financed from cash flow.

More information is provided in Heineken N.V.'s annual report.

FINANCIAL STATEMENTS AND APPROPRIATION OF PROFIT

The Board of Directors will submit the financial statements for 2008 to the General Meeting of Shareholders. These financial statements, on pages 16 to 110 of this report, have been audited by KPMG Accountants N.V., whose report can be found on page 113.

Heineken N.V. proposes to distribute a dividend for 2008 of €0.62 per share of €1.60 nominal value, of which €0.28 per share of €1.60 nominal value has already been paid as interim dividend.

With the approval of the meeting of priority shareholders, the Board of Directors has resolved to vote at the General Meeting of Shareholders of Heineken N.V. in favour of Heineken N.V.'s dividend proposal. On that basis, the dividend payable to our company for 2008 totals €151.9 million in cash, of which €68.6 million has already been received by way of interim dividend. The final dividend due will therefore be €83.3 million.

In accordance with the provisions of Article 10, paragraph 9, of the Articles of Association, an interim dividend of €0.28 per share of €1.60 nominal value was distributed to holders of ordinary shares on 3 September 2008. Pursuant to the provisions of Article 10 of the Articles of Association, a final dividend of €0.34 per share of €1.60 nominal value currently in issue will be payable to holders of ordinary shares from 4 May 2009. Like the holders of Heineken N.V. shares, holders of ordinary shares will therefore receive a total dividend for 2008 of €0.62 per share of €1.60 nominal value. A total of €151.9 million will be distributed to holders of ordinary shares. For 2008, no dividend will be distributed to holders of priority shares as the total dividend payable to holders of ordinary shares exceeds the net profit.

REMUNERATION POLICY FOR MEMBERS OF THE BOARD OF DIRECTORS

Remuneration of the members of the Board of Directors was enabled by an amendment to the company's Articles of Association in 2001. The policy on the remuneration of members of the Board of Directors was approved by the General Meeting of Shareholders in 2005. Under this policy, the members of the Board of Directors receive the same remuneration as the members of the Supervisory Board of Heineken N.V. For 2008, this means a remuneration of €60,000 a year for the chairman and €45,000 a year for the other members of the Board of Directors.

More information on the way in which this policy was applied in practice during the year under review can be found in the notes to the consolidated balance sheet and income statement (see page 106).

CORPORATE GOVERNANCE

While Heineken Holding N.V. endorses the principles of the corporate governance code (the 'Code') referred to in Section 391, subsection 5, of Book 2 of the Dutch Civil Code, the structure of the Heineken group, and in particular the relationship between Heineken Holding N.V. and Heineken N.V., means that Heineken Holding N.V. will not comply with a number of the Code's principles and best-practice provisions. This departure from the Code was put to the vote and approved at the General Meeting of Shareholders on 20 April 2005.

On 10 December 2008 the amended Dutch Corporate Governance Code was published. This Code will come into force with effect from the financial year 2009. As recommended by the Corporate Governance Code Monitoring Committee Heineken Holding N.V. will include a chapter in the annual report on the financial year 2009 on the broad outline of the corporate governance structure and compliance with the amended Code and present this chapter to the Annual General Meeting of Shareholders in 2010.

Heineken Holding N.V. expects that it will apply almost all best practice provisions. As set out before, in view of the structure of the Heineken Group some provisions will not be applied.

Structure of the Heineken group

Heineken Holding N.V. has a 50.005% interest in the issued share capital (being 50.112% of the outstanding share capital) of Heineken N.V. Both companies are listed on Euronext Amsterdam. L' Arche Green N.V., a company owned by the Heineken family and the Hoyer family, holds a 58.78% interest in Heineken Holding N.V.

Standing at the head of the Heineken group, Heineken Holding N.V. is not an ordinary holding company. Since its formation in 1952, Heineken Holding N.V.'s object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V., in accordance with the policy principles outlined above.

Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related enterprise. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board.

Heineken Holding N.V.'s governance structure

Heineken Holding N.V. is managed by its Board of Directors, whose activities are directed towards implementing the policy principles outlined above.

Because Heineken N.V. manages the Heineken group companies, Heineken Holding N.V., unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding N.V. engages in no operational activities and employs no staff.

Pursuant to Article 10, paragraph 6, of the Articles of Association of Heineken Holding N.V., holders of Heineken Holding N.V. ordinary shares receive the same dividend as holders of Heineken N.V. shares.

Within Heineken Holding N.V., there are established rules governing the disclosure of transactions in Heineken Holding N.V. and Heineken N.V. shares that are applicable to the Board of Directors and other persons directly associated with the company.

FURTHER INFORMATION PURSUANT TO THE DECREE ARTICLE 10 OF THE TAKEOVER DIRECTIVE

Heineken Holding N.V.'s issued and outstanding capital consists of 245,011,848 ordinary shares with a nominal value of €1.60 and 250 priority shares with a nominal value of €2.

The priority shares are registered. The meeting of holders of priority shares has the right to draw up a non-binding list of candidates for each appointment to the Board of Directors by the General Meeting of Shareholders. The approval of the holders of priority shares is required for resolutions of the Board of Directors relating to the exercise of voting rights on shares in public limited liability companies and other legal entities and the direction in which such votes are to be cast. Pursuant to Section 107a of Book 2 of the Dutch Civil Code, the approval of both the holders of priority shares and the General Meeting of Shareholders is required for resolutions of the Board of Directors relating to any material change in the nature or identity of the company or the enterprise, in any event including and subject to the statutory limits, resolutions relating to the transfer of all or virtually all of the company's enterprise to a third party, entry into or termination of lasting cooperation between the company or a subsidiary and another legal entity and acquisition or disposal by the company or a subsidiary of a substantial interest in the capital of another company.

Shares are issued pursuant to a resolution of the General Meeting of Shareholders, without prejudice to its right to delegate that authority. Such a resolution requires that prior or simultaneous approval be given by resolution of the meeting of holders of shares of the same class as that to which the issue relates, except in the case of stock dividends, bonus shares or rights issues which the company is required to distribute pursuant to Article 10 of the Articles of Association.

Fully paid ordinary shares in its own capital may only be acquired by the company for valuable consideration if the shareholders' equity minus the purchase price is not less than the sum of the paid-in and called capital and the reserves prescribed by law and the nominal value of the shares to be acquired does not exceed one-tenth of the issued capital.

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority for the Financial Markets (AFM) has been notified of the following substantial shareholding in Heineken Holding N.V.:
Mrs C.L. de Carvalho-Heineken (52.01%, including a 50.005% shareholding by L' Arche Holding S.A.).*

There are no restrictions on the voting rights on ordinary shares. Heineken Holding N.V. has no staff share plan or option plan. Heineken Holding N.V. is not aware of any agreement with a shareholder which might give rise to the restriction of voting rights.

Persons who hold shares on a predetermined record date may attend and exercise their voting rights at General Meetings of Shareholders. The record date for the General Meeting of Shareholders on 23 April 2009 has been set 21 days before the General Meeting of Shareholders, namely 2 April 2009.

The members of the Board of Directors are appointed by the General Meeting of Shareholders from a non-binding list of candidates drawn up by the meeting of priority shareholders.

Members of the Board of Directors may be suspended or dismissed by the General Meeting of Shareholders at any time by a resolution adopted by an absolute majority of the votes cast which represents at least one-third of the issued capital.

The Articles of Association may be amended by a resolution adopted on a motion of the meeting of priority shareholders by a General Meeting of Shareholders at which at least half of the issued capital is represented. A resolution to amend the Articles of Association must in all cases be stated in the notice of meeting and a copy of the resolution must be deposited simultaneously at the company's offices for inspection. If the required capital is not represented at the meeting, a second General Meeting of Shareholders must be held within four weeks of that meeting, at which a resolution to amend the Articles of Association may be adopted irrespective of the capital represented.

The Annual General Meeting of Shareholders on 17 April 2008 extended, for the statutory maximum period of 18 months commencing on 17 April 2008, the authorisation which it had granted to the Board of Directors on 19 April 2007 to acquire shares subject to the following conditions and with due observance of the law and the Articles of Association:

a the maximum number of shares which may be acquired is the statutory maximum of 10% of the issued capital of the company;
b transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;
c transactions may be executed on the stock exchange or otherwise.

This authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for senior management, but may also serve other purposes, such as acquisitions.

The Annual General Meeting of Shareholders on 17 April 2008 also extended, for a period of 18 months commencing on 17 April 2008, the authorisation which it had granted to the Board of Directors on 19 April 2007 to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emptive rights, with due observance of the law and the Articles of Association. The authorisation is limited to 10% of the issued capital of the company on the date of issue.

This authorisation may be used in connection with Heineken N.V.'s Long-Term Incentive Plan for the members of the Executive Board and the Long-Term Incentive Plan for senior management, but may also serve other purposes, such as acquisitions.

There are no agreements under which Heineken Holding N.V. is liable to make any payment to members of the Board of Directors or employees on termination of employment following a public offer for all the shares.

Amsterdam, 17 February 2009

Board of Directors
M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

* A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 58.82% interest in Heineken Holding N.V., including a 58.78% holding via L' Arche Green N.V. and L' Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

08

Heineken Holding N.V.

BALANCE SHEET OF HEINEKEN HOLDING N.V.

before appropriation of profit
in thousands of euros

		31 December **2008**	31 December 2007
Assets			
Financial fixed assets			
Participating interest in Heineken N.V.	note I	**2,240,508**	2,706,691
Current assets			
Cash	note II	**1**	1
		2,240,509	2,706,692

		31 December 2008		31 December 2007	
Equity and liabilities					
Shareholders' equity					
Issued capital:					
Priority shares		1		1	
Ordinary shares		392,019		392,019	
			392,020		392,020
Translation reserve			– 298,425		3,249
Hedging reserve			– 60,722		22,464
Fair value reserve			44,014		49,526
Other legal reserves			297,622		285,595
Retained earnings			1,761,265		1,549,637
Profit for the year			104,734		404,200
	note III		2,240,508		2,706,691
Current liabilities					
Other payables			1		1
			2,240,509		2,706,692

INCOME STATEMENT OF HEINEKEN HOLDING N.V.

in thousands of euros

		2008	2007
Share in result of participating interest in Heineken N.V. after income tax	note IV	**104,734**	404,200
Other revenues and expenses after income tax	note V	**–**	–
Profit for the year		**104,734**	404,200

NOTES TO THE BALANCE SHEET AS AT 31 DECEMBER 2008 AND THE INCOME STATEMENT FOR 2008 OF HEINEKEN HOLDING N.V.

Reporting entity

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands.

Basis of preparation

The Company financial statements have been prepared in accordance with the provisions of Part 9 of Book 2 of the Dutch Civil Code. The Company uses the option of Section 362, subsection 8, of Book 2 of the Dutch Civil Code to prepare the Company financial statements on the basis of the same accounting principles as those applied for the consolidated financial statements. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. Only IFRSs adopted by the EU have been applied in preparation of the consolidated financial statements. For a further description of these principles see the notes to the consolidated financial statements.

Heineken Holding N.V. presents a condensed income statement, using the exemption of Article 402 of Book 2 of the Dutch Civil Code.

The amounts disclosed in the notes to the balance sheet and income statement are in thousands of euros, unless otherwise indicated.

The financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 17 February 2009 and will be submitted for adoption to the Annual General Meeting of Shareholders on 23 April 2009.

Significant accounting policies

Financial fixed assets

Participating interests, over which significant influence is exercised, are measured on basis of the equity method.

Shareholders' equity

The translation reserve and other legal reserves are previously formed under and still recognised in accordance with the Dutch Civil Code.

Profit of participating interests

The share in the result of participating interests consists of the share of the Company in the result of these participating interests.

note I PARTICIPATING INTEREST IN HEINEKEN N.V.

The interest of Heineken Holding N.V. in Heineken N.V. is 50.005% of the issued capital (being 50.112% (2007: 50.087%) of the outstanding capital following the purchase of own shares by Heineken N.V.). The nominal value of the Heineken N.V. shares held by the Company amounted to €392 million as at 31 December 2008 (€392 million as at 31 December 2007).

Valuation of the participating interest in Heineken N.V. is based on 50.112% of the shareholders' equity published by Heineken N.V. in its financial statements.

The market capitalisation of the participating interest in Heineken N.V. as at 31 December 2008 amounted to €5.4 billion (31 December 2007: €10.8 billion).

Balance as at 1 January 2007	2,506,848
50.087% of the profit of Heineken N.V.	404,200
Purchase own shares by Heineken N.V. (including dilution effect)	– 5,513
Dividend payments received	– 166,789
Movements in translation reserve	– 44,577
Movements cash flow hedges	8,014
Movements fair value adjustments	1,002
Share-based payments by Heineken N.V.	3,506
Balance as at 31 December 2007	2,706,691
Balance as at 1 January 2008	2,706,691
50.112% of the profit of Heineken N.V.	104,734
Purchase own shares by Heineken N.V. (including dilution effect)	– 4,749
Dividend payments received	– 181,309
Movements in translation reserve	– 301,674
Movements cash flow hedges	– 83,186
Movements fair value adjustments	– 5,512
Share-based payments by Heineken N.V.	5,513
Balance as at 31 December 2008	2,240,508

note II CASH

This item relates to the balances as at balance sheet date on a current account and a deposit account relating to the priority shares.

note III SHAREHOLDERS' EQUITY

	Issued capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Profit for the year	Total equity[1]
Balance as at 1 January 2007	392,020	47,826	14,450	48,524	229,498	1,168,462	606,068	2,506,848
Net income recognised directly in equity[2]	–	–44,577	8,014	1,002	9,516	–9,516	–	–35,561
Profit for the year	–	–	–	–	44,578	–44,578	404,200	404,200
Transfer to retained earnings	–	–	–	–	2,003	604,065	–606,068	–
Dividends to shareholders	–	–	–	–	–	–166,789	–	–166,789
Purchase own shares by Heineken N.V.	–	–	–	–	–	–5,513	–	–5,513
Share-based payments by Heineken N.V.	–	–	–	–	–	3,506	–	3,506
Balance as at 31 December 2007	392,020	3,249	22,464	49,526	285,595	1,549,637	404,200	2,706,691
Balance as at 1 January 2008	392,020	3,249	22,464	49,526	285,595	1,549,637	404,200	2,706,691
Net income recognised directly in equity[2]	–	–301,674	–83,186	–5,512	–22,049	22,049	–	–390,372
Profit for the year	–	–	–	–	71,159	–71,159	104,734	104,734
Transfer to retained earnings	–	–	–	–	–37,083	441,283	–404,200	–
Dividends to shareholders	–	–	–	–	–	–181,309	–	–181,309
Purchase own shares by Heineken N.V.	–	–	–	–	–	–4,749	–	–4,749
Share-based payments by Heineken N.V.	–	–	–	–	–	5,513	–	5,513
Balance as at 31 December 2008	392,020	–298,425	–60,722	44,014	297,622	1,761,265	104,734	2,240,508

[1] Total equity attributable to equity holders of Heineken Holding N.V.

[2] Net income recognised directly in equity is explained in the consolidated statement of income and expense.

For further explanation reference is made to note 22 to the consolidated financial statements.

note IV SHARE IN RESULT OF PARTICIPATING INTEREST IN HEINEKEN N.V. AFTER INCOME TAX

Included here is the share in the profit of Heineken N.V. for 2008, being 50.112% of €209 million (2007: 50.087% of €807 million).

note V OTHER REVENUES AND EXPENSES AFTER INCOME TAX

Expenses made to manage and provide services to Heineken N.V. amounting to €551 thousand (2007: €572 thousand) are reimbursed by Heineken N.V. to Heineken Holding N.V. in accordance with the management agreement.
The remuneration of the Board of Directors is disclosed in note 33 to the consolidated financial statements.

note VI AUDIT FEES

Other expenses in the consolidated financial statements include €14.5 million of fees in 2008 (2007: €8 million) for services provided by KPMG Accountants N.V. and its member firms and/or affiliates. Fees for audit services include the audit of the financial statements of Heineken Holding N.V. and its subsidiaries. Fees for other audit services include sustainability, subsidy and other audits. Fees for tax services include tax compliance and tax advice. Fees for other non-audit services include due diligence related to mergers and acquisitions, review of interim financial statements, agreed upon procedures and advisory services.

In millions of euros	KPMG Accountants N.V.		Other KPMG member firms and affiliates		Total	
	2008	2007	**2008**	2007	**2008**	2007
Audit of Heineken Holding N.V. and its subsidiaries	**2.7**	1.7	**6.9**	4.4	**9.6**	6.1
Other audit services	**0.1**	0.1	**0.5**	0.2	**0.6**	0.3
Tax services	**–**	–	**1.4**	0.3	**1.4**	0.3
Other non-audit services	**0.7**	0.4	**2.2**	0.9	**2.9**	1.3
	3.5	2.2	**11.0**	5.8	**14.5**	8.0

Amsterdam, 17 February 2009

Board of Directors
M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

CONSOLIDATED INCOME STATEMENT

in millions of euros

			2008		2007*
Revenue	note 5		**14,319**		11,245
Other income	note 8		**32**		28
Raw materials, consumables and services	note 9	**9,548**		7,320	
Personnel expenses	note 10	**2,415**		1,951	
Amortisation, depreciation and impairments	note 11	**1,206**		638	
Total expenses			**13,169**		**9,909**
Results from operating activities			**1,182**		1,364
Interest income	note 12	**91**		64	
Interest expenses	note 12	**–469**		–155	
Other net finance expenses	note 12	**–107**		–4	
Net finance expenses			**–485**		**–95**
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	note 16		**–102**		**54**
Profit before income tax			**595**		**1,323**
Income tax expenses	note 13		**–248**		**–394**
Profit			**347**		**929**
Attributable to:					
Equity holders of Heineken Holding N.V. (net profit)	note 22		**105**		**404**
Minority interests in Heineken N.V.	note 22		**104**		**403**
Minority interests in Heineken N.V. group companies	note 22		**138**		**122**
Profit			**347**		**929**
Number of issued shares	note 23		**245,011,848**		245,011,848
Number of outstanding shares	note 23		**245,011,848**		245,011,848
Basic earnings per share (€)	note 23		**0.43**		1.65
Diluted earnings per share (€)	note 23		**0.43**		1.65

* Restated; refer to change in accounting policies as described in note 3(b).

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

in millions of euros

		2008	2008	2007*	2007*
Foreign currency translation differences for foreign operations	note 12	**–645**		–90	
Effective portion of change in fair value of cash flow hedge	note 12	**–108**		51	
Effective portion of cash flow hedges transferred to the income statement	note 12	**–59**		–36	
Net change in fair value available-for-sale investments	note 12	**–12**		2	
Net change in fair value available-for-sale investments transferred to the income statement	note 12	**1**		–	
Net income and expense recognised directly in equity	note 22		**–823**		–73
Profit			**347**		929
Total recognised income and expense			**–476**		856
Attributable to:					
Equity holders of Heineken Holding N.V.			**–285**		368
Minority interests in Heineken N.V.			**–285**		368
Minority interests in Heineken N.V. group companies			**94**		120
Total recognised income and expense			**–476**		856

* Restated; refer to change in accounting policies as described in note 3(b).

CONSOLIDATED BALANCE SHEET

in millions of euros

		31 December **2008**		31 December 2007*	
Assets					
Non-current assets					
Property, plant & equipment	note 14	**6,314**		4,673	
Intangible assets	note 15	**7,109**		2,110	
Investments in associates and joint ventures		**1,145**		892	
Other investments	note 17	**641**		397	
Advances to customers		**346**		209	
Deferred tax assets	note 18	**259**		316	
			15,814		8,597
Current assets					
Inventories	note 19	**1,246**		883	
Other investments	note 17	**14**		14	
Trade and other receivables	note 20	**2,504**		1,769	
Prepayments and accrued income		**231**		110	
Cash and cash equivalents	note 21	**698**		560	
Assets classified as held for sale	note 7	**56**		21	
			4,749		3,357
			20,563		11,954

* Restated; refer to change in accounting policies as described in note 3(b).

		31 December 2008		31 December 2007*	
Equity	note 22				
Share capital		**392**		392	
Reserves		**– 17**		361	
Retained earnings		**1,866**		1,954	
Equity attributable to the equity holders of Heineken Holding N.V.			**2,241**		2,707
Minority interests in Heineken N.V.			**2,230**		2,697
Minority interests in Heineken N.V. group companies			**281**		307
			4,752		5,711
Liabilities					
Non-current liabilities					
Loans and borrowings	note 24	**9,084**		1,295	
Employee benefits	note 26	**688**		586	
Provisions	note 28	**344**		158	
Deferred tax liabilities	note 18	**637**		427	
			10,753		2,466
Current liabilities					
Bank overdrafts	note 21	**94**		251	
Loans and borrowings	note 24	**875**		787	
Trade and other payables	note 29	**3,846**		2,525	
Tax liabilities		**85**		71	
Provisions	note 28	**158**		143	
			5,058		3,777
			15,811		6,243
			20,563		11,954

* Restated; refer to change in accounting policies as described in note 3(b).

CONSOLIDATED STATEMENT OF CASH FLOWS

in millions of euros

			2008		2007*
Operating activities					
Profit		**347**		929	
Adjustments for:					
Amortisation, depreciation and impairments	note 11	**1,206**		638	
Net interest (income)/expenses	note 12	**378**		91	
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	note 8	**– 32**		– 28	
Investment income and share of profit and impairments of associates and joint ventures	note 16	**108**		– 70	
Income tax expenses	note 13	**248**		394	
Other non-cash items		**74**		106	
Cash flow from operations before changes in working capital and provisions			**2,329**		2,060
Change in inventories		**– 157**		– 130	
Change in trade and other receivables		**– 184**		– 159	
Change in trade and other payables		**294**		244	
Total change in working capital			**– 47**		– 45
Change in provisions and employee benefits			**– 114**		– 71
Cash flow from operations			**2,168**		1,944
Interest paid and received		**– 309**		– 87	
Dividend received		**52**		47	
Income taxes paid		**– 251**		– 375	
Cash flow related to interest, dividend and income tax			**– 508**		– 415
Cash flow from operating activities			**1,660**		1,529

* Restated; refer to change in accounting policies as described in note 3(b).

			2008		2007*
Investing activities					
Proceeds from sale of property, plant & equipment and intangible assets		**93**		70	
Purchase of property, plant & equipment	note 14	**– 1,102**		– 1,004	
Purchase of intangible assets	note 15	**– 158**		– 17	
Loans issued to customers and other investments		**– 163**		– 133	
Repayment on loans to customers		**220**		218	
Cash flow used in operational investing activities			**– 1,110**		– 866
Free operating cash flow			***550***		*663*
Acquisition of subsidiaries and minority interests, net of cash acquired	note 6	**– 3,580**		– 241	
Acquisition of associates, joint ventures and other investments		**– 202**		– 58	
Disposal of subsidiaries and minority interests, net of cash disposed of	note 6	**68**		12	
Disposal of associates, joint ventures and other investments		**80**		28	
Cash flow used for acquisitions and disposals			**– 3,634**		– 259
Cash flow used in investing activities			**– 4,744**		– 1,125
Financing activities					
Proceeds from loans and borrowings	note 24	**6,361**		67	
Repayment of loans and borrowings		**– 2,532**		– 252	
Dividends paid		**– 485**		– 417	
Purchase own shares by Heineken N.V.	note 22	**– 11**		– 15	
Other		**– 24**		– 14	
Cash flow from/(used in) financing activities			**3,309**		– 631
Net cash flow			**225**		– 227
Cash and cash equivalents as at 1 January			**309**		541
Effect of movements in exchange rates			**70**		– 5
Cash and cash equivalents as at 31 December	note 21		**604**		309

* Restated; refer to change in accounting policies as described in note 3(b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

note 1 REPORTING ENTITY

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The address of the Company's registered office is Tweede Weteringplantsoen 5, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2008 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken' or the 'Group' and individually as 'Heineken' entities) and Heineken's interests in joint ventures and associates.
A summary of the main subsidiaries, joint ventures and associates is included in note 34 and 16.
Heineken is primarily involved in brewing and selling of beer.

note 2 BASIS OF PREPARATION

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.
The Company presents a condensed income statement, using the facility of Article 402 of Book 2 of the Dutch Civil Code.

The consolidated financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 17 February 2009 and will be submitted for adoption to the Annual General Meeting of Shareholders on 23 April 2009.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

- Available-for-sale investments are measured at fair value.
- Investments at fair value through profit and loss are measured at fair value.
- Derivative financial instruments are measured at fair value.
- Liabilities for equity-settled share-based payment arrangements are measured at fair value.
- Long-term interest-bearing liabilities on which fair value hedge accounting is applied are measured at fair value.

The methods used to measure fair values are discussed further in note 4.

(c) Functional and presentation currency

These consolidated financial statements are presented in euros, which is the Company's functional currency. All financial information presented in euros has been rounded to the nearest million, unless stated otherwise.

(d) Use of estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are described in the following notes:

- Note 6 Acquisitions and disposals of subsidiaries and minority interests.
- Note 15 Intangible assets.
- Note 16 Investments in associates and joint ventures.
- Note 17 Other investments.
- Note 18 Deferred tax assets and liabilities.
- Note 26 Employee benefits.
- Note 27 Share-based payments – Long-Term Incentive Plan.
- Note 28 Provisions and note 32 Contingencies.
- Note 30 Financial risk management and financial instruments.

note 3 SIGNIFICANT ACCOUNTING POLICIES

(a) General

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Heineken entities.

(b) Change in accounting policies joint ventures

Joint ventures ('JVs') are those entities over which Heineken has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Heineken decided to change the accounting treatment for JVs from the proportional consolidation method to the equity method as from 1 January 2008. This decision was based on Exposure Draft 9 ('ED 9') as issued in September 2007 by the international Accounting Standards Board ('IASB'), which proposes to only allow the equity accounting method for JVs. The accounting policy is also in line with most of Heineken's peers.

Taken into account the above, the equity method provides reliable and more relevant information.

This change in accounting policy was recognised retrospectively in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', and comparatives have been restated. The change in accounting policy had a negative impact for the year ended 31 December 2007 of €1,319 million on revenue and €139 million on results from operating activities. The share of profit of associates and JVs is positively impacted by €29 million. Total assets as at 31 December 2007 decreased by €1,014 million due to this policy change. The restatement had no impact on equity and profit attributable to equity holders of the Company.

If applicable, the 2007 amounts as included in the notes to these consolidated financial statements as at and for the year ended 31 December 2007 have been restated as a result of this policy change.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by Heineken. Control exists when Heineken has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by Heineken.

(ii) Special Purpose Entities (SPEs)
An SPE is consolidated if, based on an evaluation of the substance of its relationship with Heineken and the SPE's risks and rewards, Heineken concludes that it controls the SPE. SPEs controlled by Heineken were established under terms that impose strict limitations on the decision-making powers of the SPE's management and that result in Heineken receiving the majority of the benefits related to the SPE's operations and net assets, being exposed to risks incident to the SPE's activities, and retaining the majority of the residual or ownership risks related to the SPE or its assets.

(iii) Associates
Associates are those entities in which Heineken has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50% of the voting power of another entity. The consolidated financial statements include Heineken's share of the total recognised income and expenses of associates on an equity-accounted basis, from the date that significant influence commences until the date that significant influence ceases. When Heineken's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the associate.

(iv) Joint ventures
Joint ventures (JVs) are those entities over whose activities Heineken has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The consolidated financial statements include Heineken's share of the total recognised income and expenses of JVs on an equity-accounted basis, from the date that joint control commences until the date that joint control ceases. When Heineken's share of losses exceeds the carrying amount of the JV, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the JV.

(v) Transactions eliminated on consolidation
Intra-Heineken balances and transactions, and any unrealised gains and losses or income and expenses arising from intra-Heineken transactions, are eliminated in preparing the consolidated financial statements.

(d) Foreign currency

(i) Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of Heineken entities at the exchange rates on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are retranslated to the functional currency at the exchange rate on that date. The foreign currency gain or loss arising on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate on the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in the income statement, except for differences arising on the retranslation of available-for-sale (equity) investments and foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at cost remain translated into the functional currency at historical exchange rates.

(ii) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euros at exchange rates on the balance sheet date. The revenue and expenses of foreign operations are translated to euros at exchange rates approximating the exchange rates ruling on the dates of the transactions.

Foreign currency differences are recognised directly in equity as a separate component. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to the income statement. Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the translation reserve.

The following exchange rates were used whilst preparing these consolidated financial statements (for most important countries in which Heineken has operations):

In euros	*Year-end*		*Average*	
	2008	2007	**2008**	2007
GBP	**1.0499**	1.3636	**1.2577**	1.3877
CHF	**0.6734**	0.6043	**0.6309**	0.6027
EGP	**0.1303**	0.1238	**0.1255**	0.1294
NGN	**0.0051**	0.0058	**0.0057**	0.0058
PLN	**0.2408**	0.2783	**0.2856**	0.2645
RUB	**0.0242**	0.0278	**0.0275**	0.0286
USD	**0.7185**	0.6793	**0.6832**	0.7308
ZAR	**0.0765**	0.0997	**0.0826**	0.1036

(iii) Hedge of net investments in foreign operations
Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognised directly in equity, in the translation reserve, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognised in the income statement. When the hedged part of a net investment is disposed of, the associated cumulative amount in equity is transferred to the income statement as an adjustment to the profit or loss on disposal.

(e) Non-derivative financial instruments

(i) General
Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.
Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described subsequently.
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable

on demand and form an integral part of Heineken's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for interest income, interest expenses and other net finance income and expenses are discussed in note 3t.

(ii) Held-to-maturity investments

If Heineken has the positive intent and ability to hold debt securities to maturity, they are classified as held-to-maturity. Debt securities are loans and long-term receivables and are measured at amortised cost using the effective interest method, less any impairment losses. Investments held-to-maturity are recognised or derecognised on the day they are transferred to or by Heineken.

(iii) Available-for-sale investments

Heineken's investments in equity securities and certain debt securities are classified as available-for-sale. Subsequent to initial recognition, they are measured at fair value and changes therein, except for impairment losses (see 3k*(i)*), and foreign currency differences on available-for-sale monetary items (see 3d*(i)*), are recognised directly in equity. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement. Available-for-sale investments are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments.

(iv) Investments at fair value through profit or loss

An investment is classified as at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Investments are designated at fair value through profit or loss if Heineken manages such investments and makes purchase and sale decisions based on their fair value in accordance with Heineken's documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in the income statement when incurred. Investments at fair value through profit or loss are measured at fair value, with changes therein recognised in the income statement as part of the other net finance income/(expenses). Investments at fair value through profit and loss are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments.

(v) Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Included in non-derivative financial instruments are advances to customers. Subsequently the advances are amortised over the term of the contract as a reduction of revenue.

(f) Derivative financial instruments

(i) General

Heineken uses derivatives in the ordinary course of business in order to manage market risks. Generally Heineken seeks to apply hedge accounting in order to minimise the effects of foreign currency fluctuations in the income statement.

Derivatives that can be used are interest rate swaps, forward rate agreements, caps and floors, forward exchange contracts and options. Transactions are entered into with a limited number of counterparties with strong credit ratings. Foreign currency and interest rate hedging operations are governed by an internal policy and rules approved and monitored by the Executive Board of Heineken N.V.

Derivative financial instruments are recognised initially at fair value, with attributable transaction costs recognised in the income statement when incurred. Derivatives for which hedge accounting is not applied are accounted for as instruments at fair value through profit or loss. When derivatives qualify for hedge accounting, subsequent measurement is at fair value, and changes therein accounted for as described in 3d*(iii)*, 3f*(ii)* and *(iii)*.

The fair value of interest rate swaps is the estimated amount that Heineken would receive or pay to terminate the swap on the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(ii) Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the income statement.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued and the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately. When a hedging instrument is terminated, but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above-mentioned policy when the transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to the same line of the income statement in the same period that the hedged item affects the income statement.

(iii) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognised in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged; the gain or loss attributable to the hedged risk is recognised in the income statement and adjusts the carrying amount of the hedged item.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

(iv) Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognised immediately in the income statement.

(g) Share capital

(i) Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

(ii) Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects, and is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(iii) Dividends
Dividends are recognised as a liability in the period in which they are declared.

(h) Property, Plant and Equipment (P, P & E)

(i) Owned assets
Items of property, plant and equipment are measured at cost less government grants received (refer 3s), accumulated depreciation (refer *(iv)*) and accumulated impairment losses (refer 3k*(ii)*). Cost comprises the initial purchase price increased with expenditures that are directly attributable to the acquisition of the asset (like transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials and direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use (like an appropriate proportion of production overheads), and the costs of dismantling and removing the items and restoring the site on which they are located.

Borrowing costs related to the acquisition or construction of qualifying assets are recognised in the income statement when incurred.

Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets
Leases in terms of which Heineken assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition property, plant and equipment acquired by way of finance lease is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease. Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and are not recognised on Heineken's balance sheet. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(iii) Subsequent expenditure
The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item or recognised as a separate asset, as appropriate, if it is probable that the future economic benefits embodied within the part will flow to Heineken and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement when incurred.

(iv) Depreciation
Land is not depreciated as it is deemed to have an infinite life. Depreciation on other property, plant and equipment is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Assets under construction are not depreciated. The estimated useful lives are as follows:

Buildings	30-40 years
Plant and equipment	10-30 years
Other fixed assets	5-10 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The depreciation methods, residual value as well as the useful lives are reassessed, and adjusted if appropriate, annually.

(v) Gains and losses on sale

Net gains on sale of items of property, plant and equipment are presented in the income statement as other income. Net losses on sale are included in depreciation. Net gains and losses are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the property, plant and equipment.

(i) Intangible assets

(i) Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the cost of the acquisition over Heineken's interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill arising on the acquisition of associates and joint ventures is included in the carrying amount of the associate, respectively the joint ventures. In respect of acquisitions prior to 1 October 2003, goodwill is included on the basis of deemed cost, being the amount recorded under previous accounting principles. Goodwill on acquisitions purchased before 1 January 2003 has been deducted from equity.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired on the date of exchange.

Goodwill is measured at cost less accumulated impairment losses (refer 3k*(ii)*). Goodwill is allocated to individual or groups of cash-generating units for the purpose of impairment testing and is tested annually for impairment.

Negative goodwill is recognised directly in the income statement.

(ii) Brands

Following the Scottish & Newcastle ('S&N') acquisition, strategic brands and customer-related and contract-based intangibles have been acquired. No strategic brands and material customer-related and contract-based intangibles have been acquired in other acquisitions since the conversion to IFRS in 2004.

Brands acquired, separately or as part of a business combination, are capitalised if they meet the definition of an intangible asset and the recognition criteria are satisfied. Brands acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands acquired separately are measured at cost.

Strategic brands are well-known international/local brands with a strong market position and an established brand name. Strategic brands are amortised on an individual basis over the estimated useful life of the brand. Other brands are amortised on a portfolio basis per country.

(iii) Customer-related and contract-based intangibles

Customer-related and contract-based intangibles are capitalised if they meet the definition of an intangible asset and the recognition criteria are satisfied. If the amounts are not material these are included in the brand valuation. The relationship between brands and customer-related intangibles is carefully considered so that brands and customer-related intangibles are not both recognised on the basis of the same cash flows.

Customer-related and contract-based intangibles acquired as part of a business combination are valued at fair value. Customer-related and contract-based intangibles acquired separately are measured at cost.

Customer-related and contract-based intangibles are amortised over the period of the contractual arrangements or the remaining useful life of the customer relationships.

(iv) Software, research and development and other intangible assets

Purchased software is measured at cost less accumulated amortisation (refer *(vi)*) and impairment losses (refer 3k*(ii)*). Expenditure on internally developed software is capitalised when the expenditure qualifies as development activities, otherwise it is recognised in the income statement when incurred.

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognised in the income statement when incurred.

Development activities involve a plan or design for the production of new or substantially improved products, software and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Heineken intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Borrowing costs related to the development of qualifying assets are recognised in the income statement when incurred. Other development expenditure is recognised in the income statement when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation (refer *(vi)*) and accumulated impairment losses (refer 3k*(ii)*).

Other intangible assets that are acquired by Heineken are measured at cost less accumulated amortisation (refer *(vi)*) and impairment losses (refer 3k*(ii)*). Expenditure on internally generated goodwill and brands is recognised in the income statement when incurred.

(v) Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

(vi) Amortisation

Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use. The estimated useful lives are as follows:

Strategic brands	40-50 years
Other brands	15-25 years
Customer-related and contract-based intangibles	5-30 years
Software	3 years
Capitalised development costs	3 years

(vii) Gains and losses on sale

Net gains on sale of intangible assets are presented in the income statement as other income. Net losses on sale are included in depreciation. Net gains and losses are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the intangible assets.

(j) Inventories

(i) General
Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the weighted average cost formula, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(ii) Finished products and work in progress
Finished products and work in progress are measured at manufacturing cost based on weighted averages and takes into account the production stage reached. Costs include an appropriate share of direct production overheads based on normal operating capacity.

(iii) Other inventories and spare parts
The cost of other inventories is based on weighted averages. Spare parts are valued at the lower of cost and net realisable value. Value reductions and usage of parts are charged to the income statement. Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

(k) Impairment

(i) Financial assets
A financial asset is assessed on each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in the income statement. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to the income statement.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the income statement. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii) Non-financial assets
The carrying amounts of Heineken's non-financial assets, other than inventories (refer 3j) and deferred tax assets (refer 3u), are reviewed on each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the higher of an asset's fair value less costs to sell and value in use . In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that largely are independent of the cash inflows of other assets or groups of assets (the 'cash-generating unit').

For the purpose of impairment testing, goodwill acquired in a business combination, is allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored on regional, subregional or country level depending on the characteristics of the acquisition, the synergies to be achieved and the level of integration.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed on each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(l) Non-current assets held for sale

Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of a disposal group) are remeasured in accordance with Heineken's accounting policies. Thereafter the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with Heineken's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in the income statement. Gains are not recognised in excess of any cumulative impairment loss.

(m) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in the income statement when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(ii) Defined benefit plans
A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Heineken's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognised past service costs and the fair value of any plan assets are deducted. The discount rate is the yield on balance sheet date on AA-rated bonds that have maturity dates approximating the terms of Heineken's obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The calculations are performed annually by qualified actuaries using the projected unit credit method. When the calculation results in a benefit to Heineken, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

In respect of actuarial gains and losses that arise, Heineken applies the corridor method in calculating the obligation in respect of a plan. To the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

(iii) Other long-term employee benefits
Heineken's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield on balance sheet date on high-quality credit-rated bonds that have maturity dates approximating the terms of Heineken's obligations. The obligation is calculated using the projected unit credit method. Any actuarial gains or losses are recognised in the income statement in the period in which they arise.

(iv) Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are recognised as an expense when Heineken is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised if Heineken has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

(v) Share-based payment plan (long-term incentive plan)
As from 1 January 2005 Heineken N.V. established a share plan for the Executive Board members of Heineken N.V. and as from 1 January 2006 also a share plan for senior management members was established (see note 27). The share plan for the Executive Board is fully based on external performance conditions, while the plan for senior management members is for 25% based on external market performance conditions and for 75% on internal performance conditions.

The grant date fair value of the share rights granted is recognised as personnel expenses with a corresponding increase in equity (equity-settled), over the period that the employees become unconditionally entitled to the share rights. The costs of the share plan for both the Executive Board and senior management members are spread evenly over the performance period.

On each balance sheet date, Heineken revises its estimates of the number of share rights that are expected to vest, only for the 75% internal performance conditions of the share plan of the senior management members. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. The fair value is measured on grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

(vi) Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term benefits if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(n) Provisions

(i) General
A provision is recognised if, as a result of a past event, Heineken has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures to be expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as part of the net finance expenses.

(ii) Restructuring
A provision for restructuring is recognised when Heineken has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for. The provision includes the benefit commitments in connection with early retirement, relocation and redundancy schemes.

(iii) Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by Heineken from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, Heineken recognises any impairment loss on the assets associated with that contract.

(o) Loans and borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings included in a fair value hedge are stated at fair value in respect of the risk being hedged.

Borrowings for which the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date, are classified as non-current liabilities.

(p) Revenue

(i) Products sold

Revenue from the sale of products in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of sales tax, excise duties, returns, customer discounts and other sales-related discounts. Revenue from the sale of products is recognised in the income statement when the amount of revenue can be measured reliably, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of products can be estimated reliably, and there is no continuing management involvement with the products.

(ii) Other revenue

Other revenues are proceeds from royalties, rental income, pub management services and technical services to third parties, net of sales tax. Royalties are recognised in the income statement on an accrual basis in accordance with the substance of the relevant agreement. Rental income and technical services are recognised in the income statement when the services have been delivered.

(q) Other income

Other income are gains from sale of property, plant and equipment, intangible assets and (interests in) subsidiaries, joint ventures and associates, net of sales tax. They are recognised in the income statement when ownership has been transferred to the buyer.

(r) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense, over the term of the lease.

(ii) Finance lease payments

Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

(s) Government grants

Government grants are recognised at their fair value when it is reasonably assured that Heineken will comply with the conditions attaching to them and the grants will be received.

Government grants relating to property, plant and equipment are deducted from the carrying amount of the asset.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

(t) Interest income, interest expenses and other net finance income and expenses

Interest income and expenses are recognised as they accrue, using the effective interest method unless collectibility is in doubt.

Other net finance income comprises dividend income, gains on the disposal of available-for-sale investments, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments and gains and losses on hedging instruments that are recognised in the income statement. Dividend income is recognised in the income statement on the date that Heineken's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Other net finance expenses comprise unwinding of the discount on provisions, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments, impairment losses recognised on investments, and gains or losses on hedging instruments that are recognised in the income statement.

Foreign currency gains and losses are reported on a net basis.

(u) Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected income tax payable in respect of taxable profit for the year, using tax rates enacted or substantially enacted on the balance sheet date, and any adjustment to income tax payable in respect of profits of previous years.

Deferred tax is provided using the balance sheet method, for deductible respectively taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

Deferred tax assets and liabilities are not recognised for the following temporary differences: (i) the initial recognition of goodwill, (ii) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and (iii) differences relating to investments in subsidiaries, joint ventures and associates resulting from translation of foreign operations.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed on each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets are recognised in respect of the carry forward of unused tax losses and tax credits. When an entity has a history of recent losses, the entity recognises a deferred tax asset arising from unused tax losses or tax credits only to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilised by the entity.

(v) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share rights granted to employees.

(w) Cash flow statement

The cash flow statement is prepared using the indirect method. Changes in balance sheet items that have not resulted in cash flows such as translation differences, fair value changes, equity-settled share-based payments and other non-cash items, have been eliminated for the purpose of preparing this statement. Assets and liabilities acquired as part of a business combination are included in investing activities (net of cash acquired). Dividends paid to ordinary shareholders are included in financing activities. Dividends received are classified as operating activities. Interest paid is also included in operating activities.

(x) Segment reporting

A segment is a distinguishable component of Heineken that is engaged either in providing related products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. Heineken's primary format for segment information is based on geographical segments.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated result items comprise net finance expenses and income tax expenses. Unallocated assets comprise current other investments and cash call deposits.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(y) Emission rights

Emission rights are related to the emission of CO_2, which relates to the production of energy. These rights are freely tradable. Bought emission rights and liabilities due to production of CO_2 are measured at cost, including any directly attributable expenditure. Emission rights received for free are also recorded at cost, i.e. with a zero value.

(z) Recently issued IFRS

(i) Standard effective in 2008

- IFRIC 11 IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). IFRIC 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. Due to the fact that the LTIP of Heineken N.V. is already accounted for as equity-settled, this IFRIC has no impact on Heineken.

(ii) New relevant standards and interpretations not yet adopted
The following new standards and interpretations to existing standards relevant to Heineken are not yet effective for the year ended 31 December 2008, and have not been applied in preparing these consolidated financial statements:

- IAS 23 Revised Borrowing costs (effective from 1 January 2009). This amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. IAS 23 revised will constitute a change in accounting policy for Heineken. In accordance with the transitional provisions Heineken will apply IAS 23 revised to qualifying assets for which capitalisation of borrowing costs commences on or after the effective date. Therefore there will be no impact on prior periods in Heineken's 2009 consolidated financial statements.
- IFRS 8 Operating segments (effective from 1 January 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. Based on the current internal reporting, this standard will not have an impact on the classification of segments.
- IAS 1 Revised Presentation of Financial Statements (effective from 1 January 2009). The amendment introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners. Total comprehensive income may be presented in either a single statement of comprehensive income, or in an income statement and a separate statement of comprehensive income. The revised IAS 1 will constitute a change on the presentation of the consolidated financial statements. Heineken will provide total comprehensive income in an income statement and a separate statement of comprehensive income.
- IFRIC 13 Customer loyalty programmes (effective for annual periods beginning on or after 1 July 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement in using fair values. Heineken will apply this standard as from 1 January 2009. However, it is expected that the impact on Heineken's financial statements will be minimal.
- IFRIC 14 IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction (effective from 1 January 2009). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. No retrospective application is required. However, it is expected that the impact on Heineken's financial statements will be minimal.
- IFRIC 16 Hedges of a net investment in a foreign operation (effective from 1 October 2008). This IFRIC is still subject to endorsement by the EU. IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the Group.
  The requirements of IAS 21 'The effects of changes in foreign exchange rates' do apply to the hedged item. Heineken will apply this standard as from 1 January 2009. However, it is expected that the impact on Heineken's financial statements will be minimal.

- IASB annual improvements project 2006-2007 published May 2008 (effective from 1 January 2009). This project is still subject to endorsement by the EU and is dealing with minor amendments to several standards that will be processed on an annual basis. Heineken will apply this standard as from 1 January 2009. These improvements provide the possibility to reverse previous impairments on equity movements. However, it is expected that the impact on Heineken's financial statements will be minimal.
- IFRS 3 Revised Business combinations (effective from 1 July 2009). This standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value on the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. Based on the revised IAS 12, tax losses from previous acquisitions and recognised subsequent to the implementation of IFRS 3R will be recognised through the income statement instead as adjustment to goodwill. Heineken will apply IFRS 3R prospectively to all business combinations from 1 January 2010.
- IAS 27 (Amended) Consolidated and Separate Financial Statements (effective from 1 July 2009) requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in the income statement. Heineken will apply this standard as from 1 January 2010.

note 4 DETERMINATION OF FAIR VALUES

(i) General

A number of Heineken's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values or for the purpose of impairment testing is disclosed in the notes specific to that asset or liability.

(ii) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on the quoted market prices for similar items.

(iii) Intangible assets

The fair value of brands acquired in a business combination is based on the 'relief of royalty' method. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iv) Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(v) Investments in equity and debt securities
The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted closing bid price on the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

In case the quoted price does not exist on the date of exchange or in case the quoted price exists on the date of exchange but was not used as the cost, the investments are valued indirectly based on discounted cash flow models.

(vi) Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest on the reporting date.

(vii) Derivative financial instruments
The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is in general estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on inter-bank interest rates). In specific circumstances the fair value has been determined by applying a Black and Scholes option model.

The fair value of interest rate swaps is estimated by discounting the difference between cash flows resulting from the contractual interest rates of both legs of the transaction, taking into account current interest rates and the current creditworthiness of the swap counterparties.

(viii) Non-derivative financial instruments
Fair value, which is determined for disclosure purposes or when fair value hedge accounting is applied, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest on the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

note 5 SEGMENT REPORTING

General
Segment information is presented only in respect of geographical segments consistent with Heineken's management and internal reporting structure. Over 80% of the Heineken sales consist of beer. The risks and rewards in respect of sales of other beverages do not differ significantly from beer, as such no business segments are reported.

Heineken operates its business through five regions headed by a regional president. Regional and operating company management are responsible for managing performance, underlying risks and effectiveness of operations, supported and supervised by Heineken N.V. Group departments.

Heineken has multiple distribution models to deliver goods to end customers. Deliveries are carried out in some countries via own wholesalers or own pubs, in other markets directly and in some others via third parties. As such, distribution models are country-specific and, on consolidated level, diverse. Therefore, the results and the balance sheet items cannot be split between types of customers on a consolidated basis. The various distribution models are also not centrally managed or monitored. Therefore, no secondary segment information is provided.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Export revenue and results are also allocated to the regions. Most of the production facilities are located in Europe. Sales to the other regions are charged at transfer prices with a surcharge for cost of capital. Segment assets are based on the geographical location of the assets.

Heineken distinguishes the following geographical segments:

- Western Europe
- Central and Eastern Europe
- The Americas
- Africa and the Middle East
- Asia Pacific
- Heineken N.V. Head Office/eliminations

Geographical segments	Western Europe		Central and Eastern Europe		The Americas	
	2008	2007	**2008**	2007	**2008**	2007
Revenue						
Third-party revenue*	**6,979**	4,827	**3,671**	3,208	**1,566**	1,608
Interregional revenue	**682**	623	**16**	18	**–**	–
Total revenue	**7,661**	5,450	**3,687**	3,226	**1,566**	1,608
Other income	**16**	27	**5**	–	**1**	1
Results from operating activities	**505**	416	**98**	399	**163**	185
Net finance expenses						
Share of profit of associates and joint ventures and impairments thereof	**4**	–6	**13**	–46	**43**	49
Income tax expenses						
Profit						
Attributable to:						
Equity holders of Heineken Holding N.V. (net profit)						
Minority interests in Heineken N.V.						
Minority interests in Heineken N.V. group companies						
Beer volumes						
Consolidated volume	**44,245**	31,910	**50,527**	46,451	**10,329**	9,925
Joint ventures' volume	**–**	–	**10,775**	11,060	**8,803**	7,585
Licences	**345**	313	**–**	–	**255**	223
Interregional volume	**11,755**	11,223	**343**	356	**–**	–
Group volume	**56,345**	43,446	**61,645**	57,867	**19,387**	17,733
Segment assets	**11,658**	3,791	**5,075**	5,155	**1,062**	431
Investment in associates and joint ventures	**29**	7	**123**	58	**450**	504
Total segment assets	**11,687**	3,798	**5,198**	5,213	**1,512**	935
Unallocated assets						
Total assets						
Total equity						
Segment liabilities	**6,533**	3,665	**3,401**	3,104	**206**	157
Total equity and liabilities						
Purchase of property, plant & equipment	**447**	394	**335**	382	**19**	22
Acquisition of goodwill	**3,474**	11	**232**	135	**303**	–
Purchase of intangible assets	**10**	5	**18**	8	**108**	2
Depreciation of property, plant & equipment	**365**	253	**259**	257	**17**	23
Impairment and reversal of impairment of property, plant & equipment	**79**	–	**–1**	–9	**–**	–
Amortisation intangible assets	**70**	9	**20**	13	**13**	2
Impairment intangible assets	**–**	–	**275**	4	**–**	–

* Includes other revenue of €360 million in 2008 and €228 million in 2007.

Africa and the Middle East		Asia Pacific		Heineken N.V. Head Office / eliminations		Consolidated	
2008	2007	**2008**	2007	**2008**	2007	**2008**	2007
1,764	1,307	**279**	245	**60**	50	**14,319**	11,245
10	4	**–**	–	**–708**	–645	**–**	–
1,774	1,311	**279**	245	**–648**	–595	**14,319**	11,245
10	–	**–**	–	**–**	–	**32**	28
442	300	**46**	34	**–72**	30	**1,182**	1,364
						–485	–95
20	26	**–182**	31	**–**	–	**–102**	54
						–248	–394
						347	929
						105	404
						104	403
						138	122
						347	929
18,076	14,731	**2,644**	2,358	**–**	–	**125,821**	105,375
2,186	1,981	**11,039**	10,120	**–**	–	**32,803**	30,746
1,316	1,586	**949**	933	**–**	–	**2,865**	3,055
4	2	**1**	–	**–12,103**	–11,581	**–**	–
21,582	18,300	**14,633**	13,411	**–12,103**	–11,581	**161,489**	139,176
1,755	1,186	**173**	121	**–472**	73	**19,251**	10,757
164	98	**379**	225	**–**	–	**1,145**	892
1,919	1,284	**552**	346	**–472**	73	**20,396**	11,649
						167	305
						20,563	11,954
						4,752	5,711
1,007	781	**117**	76	**4,547**	–1,540	**15,811**	6,243
						20,563	11,954
251	161	**10**	7	**40**	38	**1,102**	1,004
149	1	**–**	–	**–**	4	**4,158**	151
4	1	**–**	1	**18**	–	**158**	17
79	78	**7**	7	**14**	–3	**741**	615
2	–	**–**	–	**4**	3	**84**	–6
1	1	**–**	–	**2**	–	**106**	25
–	–	**–**	–	**–**	–	**275**	4

note 6 ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND MINORITY INTERESTS

Scottish & Newcastle acquisition

On 28 April 2008, Scottish & Newcastle plc ('S&N') was acquired by Sunrise Acquisition Ltd. ('Sunrise'). The consortium agreement between Heineken N.V. and Carlsberg A/S regulates the allocation of the consideration, brands, businesses and separation steps to be completed after the acquisition. Based on the consortium agreement, Heineken has acquired 100% of the voting rights of the S&N businesses in the United Kingdom, Finland, Portugal, United States and Ireland and 99.65% of the voting rights in Belgium. Through the S&N acquisition, Heineken acquired 37.5% of the voting rights in United Breweries Ltd. (India, included as joint venture). Furthermore, two Special Purpose Entities (SPEs) were acquired. These SPEs relate to a pub estate partnership and a logistic partnership in the UK. The consideration paid amounted to €2.7 billion with a net cash outflow of €2.8 billion.

Effect of S&N acquisition

The S&N acquisition had the following effect on Heineken's assets and liabilities on acquisition date:

		Pre-acquisition carrying amounts	Fair value adjustments	Recognised values on acquisition date*
Property, plant & equipment	note 14	1,705	–198	1,507
Intangible assets	note 15	514	1,025	1,539
Investments in associates and joint ventures		357	46	403
Other investments		434	–19	415
Advances to customers		105	–	105
Deferred tax assets	note 18	2	25	27
Inventories		262	4	266
Trade and other receivables, prepayments and accrued income		971	–27	944
Cash and cash equivalents		178	–	178
Loans and borrowings	note 24	–2,085	106	–1,979
Employee benefits		–42	–183	–225
Deferred tax liabilities	note 18	–296	–185	–481
Provisions	note 28	–251	–5	–256
Bank overdrafts		–287	–	–287
Current liabilities		–3,089	10	–3,079
Net identifiable assets and liabilities		–1,522	599	–923
Goodwill on acquisition	note 15			3,651
Consideration paid				2,728
Net bank overdrafts acquired				109
Net cash outflow				2,837

All fair value adjustments up until 31 December 2008 have been incorporated in the recognised values on acquisition date.

* Beamish & Crawford is consolidated as per 3 October 2008, the date on which Heineken gained control.

On 3 October 2008 Heineken received unconditional approval from the Irish Competition Authority. Until that date Beamish and Crawford was classified as an available-for-sale investment with fair value changes in equity (other investments).

The S&N shareholdings in India are classified as joint ventures, although legal proceedings have been filed by the joint venture partner of Heineken in United Breweries Limited as further explained in note 16.

The S&N acquired entities are fully integrated in the Heineken regional structure and the former S&N head office has been dismantled. Goodwill on the acquisition of S&N has been allocated to the Western European and Americas region for the purpose of impairment testing in line with the operational responsibility. Goodwill in Western Europe and the Americas is monitored on a regional level. Synergies in the Western European market are expected to be achieved as result of a stronger presence in Western Europe enabling Heineken to secure its position and to increase its market share through appropriate commercial investments. Synergies in the Americas are expected to be achieved as a result of a stronger position in the USA, Canada and export to the Caribbean. For both regions, cost synergies are expected through more efficient central purchasing, sourcing and selling in respect of both the S&N and Heineken brands.

The purchase price and the allocated fair values of assets and liabilities acquired have been determined on a provisional basis, because the final settlement with the consortium partner Carlsberg has not yet been completed and there remains uncertainty regarding certain positions such as the tax balances brought forward.

The S&N acquired businesses have been included for 8 months in the year ended 31 December 2008. The contribution to revenue amounted to €2,159 million and results from operating activities and share of profit of associates and joint ventures amounted to €62 million, excluding the impact of exceptional restructuring costs and impairments – relating to the UK pub portfolio and the India investment – recognised in the 8-month period of €389 million. Amortisation of brands and customer relationships included, amounted to €49 million.

Had the S&N acquired businesses been included as from 1 January 2008, management estimates that the pro forma contribution to revenue would have amounted to €3,063 million and pro forma results from operating activities and share of profit of associates and joint ventures to €14 million, excluding the impact of exceptional restructuring costs and impairments – relating to the UK pub portfolio and the India investment. Amortisation of brands and customer relationships included, would have amounted to €73 million.

This pro forma information does not purport to represent what Heineken's actual results would have been had the acquisition actually occurred on 1 January 2008, nor are they necessarily indicative of future results of operations. In determining the contributions, management has assumed that the fair value adjustments that arose on the date of the acquisition would have been the same if the acquisition had occurred on 1 January 2008.

Eichhof acquisition

On 29 August 2008 Heineken acquired 96.54% of the voting rights of the beverage division of Eichhof Holding AG in Lucerne, Switzerland. After the completion of the tender offer a squeeze-out procedure was started. As at balance sheet date Heineken owned 100%. The consideration paid amounted to €192 million with a net cash outflow of €190 million.

Effect of Eichhof acquisition

The Eichhof acquisition had the following effect on Heineken's assets and liabilities on acquisition date:

		Pre-acquisition carrying amounts	Fair value adjustments	Recognised values on acquisition date
Property, plant & equipment	note 14	37	16	53
Intangible assets	note 15	2	36	38
Other investments		20	–	20
Inventories		14	1	15
Trade and other receivables, prepayments and accrued income		20	–	20
Cash and cash equivalents		2	–	2
Employee benefits		–	–19	–19
Deferred tax liabilities	note 18	–7	–3	–10
Provisions	note 28	–	–3	–3
Current liabilities		–42	–1	–43
Net identifiable assets and liabilities		46	27	73
Goodwill on acquisition	note 15			119
Consideration paid				192
Net cash and cash equivalents acquired				–2
Net cash outflow				190

The Eichhof acquired entities have been fully integrated in Heineken Switzerland. Goodwill on the acquisition of Eichhof has been allocated to the Western European region for the purpose of impairment testing in line with the operational responsibility. Goodwill in Western Europe is monitored on a regional level. Synergies in the Western European market are expected to be achieved as result of a stronger presence in Western Europe enabling Heineken to secure its position and to grow its market share through appropriate commercial investments. Cost synergies are expected through more efficient central purchasing, sourcing and selling in respect of both the Eichhof and Heineken brands.

The fair values of assets and liabilities acquired have been determined on a provisional basis and will be completed in 2009.

The contribution to revenue amounted to €44 million and to results from operating activities –€7 million, due to significant restructuring costs. If the acquisition had occurred on 1 January 2008, management estimates that revenue would have been €86 million higher and results from operating activities would have been €16 million higher.

This pro forma information does not purport to represent what Heineken's actual results would have been had the acquisition actually occurred on 1 January 2008, nor are they necessarily indicative of future results of operations. In determining the contributions, management has assumed that the fair value adjustments that arose on the date of the acquisition would have been the same if the acquisition had occurred on 1 January 2008.

Effect of other acquisitions and disposals

In addition to the acquisition of S&N and Eichhof, other acquisitions and disposals occurred during 2008. Breweries in Serbia, Romania, Belarus, Czech Republic, Sierra Leone and Algeria, and a soft drinks company in Tunisia were acquired. The following acquisition dates and percentages of voting rights apply to these other acquisitions:

Entity acquired	*Country of incorporation*	*Acquisition date*	*% of voting rights as per balance sheet*
OJSC ,Rechitsapivo'*	Belarus	1 July 2008	80.8
Drinks Union a.s.	Czech Republic	1 July 2008	98.5
United Serbian Breweries EUC LLC	Serbia	12 February 2008	72.0
Central Europe Beverages B.V.	Netherlands	22 August 2008	72.0
Bere Mures S.A.	Romania	8 April 2008	100.0
Sierra Leone Brewery Ltd.	Sierra Leone	23 June 2008	83.1
Tango s.a.r.l.	Algeria	14 January 2008	100.0
Société Nouvelle des Boissons Gazeuses S.A. ('SNBG')	Tunisia	28 February 2008	49.0

* Excluding treasury shares (will be cancelled in the course of 2009).

The aggregate consideration paid amounts to €548 million.

United Serbian Breweries EUC LLC (previously known as Brauerei MB) was acquired at 12 February 2008. On 22 August 2008, Heineken contributed United Serbian Breweries EUC LLC into Central Europe Beverages B.V., a company previously owned by Efes Breweries International, effectively gaining control over Central Europe Beverages B.V. On 30 October 2008 Heineken sold its 100% subsidiary Dinal (Kazakhstan) to Efes Karaganda (a company owned by Efes Breweries International). On the same date Heineken purchased a 28% share in Efes Karaganda that is further disclosed in note 16.

On 30 June 2008 Heineken sold its investment in Brasserie Saint-Omer.

The shareholders agreement of SNBG provides Heineken with de facto control. As such SNBG is classified as a subsidiary.

The other acquisitions and disposals had the following effect on Heineken's assets and liabilities on acquisition date:

		Pre-acquisition carrying amounts	Fair value adjustments	Total other acquisitions	Total disposals
Property, plant & equipment	note 14	243	–48	195	–35
Intangible assets	note 15	8	22	30	–
Investments in associates and joint ventures		4	–	4	–11
Other investments		14	–3	11	–20
Deferred tax assets	note 18	4	9	13	–6
Inventories		28	–1	27	–46
Trade and other receivables, prepayments and accrued income		47	4	51	–26
Cash and cash equivalents		20	–	20	–13
Minority interests		–46	10	–36	1
Loans and borrowings	note 24	–51	4	–47	3
Employee benefits		–1	–	–1	–
Deferred tax liabilities	note 18	–7	–7	–14	7
Provisions	note 28	–2	–	–2	2
Bank overdrafts		–25	–	–25	16
Current liabilities		–61	–5	–66	63
Net identifiable assets and liabilities		175	–15	160	–65
Goodwill on acquisitions	note 15			388	–
Consideration paid/(received), satisfied in cash				548	–65
Net bank overdrafts acquired/ net bank overdrafts disposed of				5	–3
Net cash outflow/(inflow)				553	–68

The fair values of assets and liabilities of some acquisitions have been determined on a provisional basis, and will be completed in 2009.

The acquired entities in Central and Eastern Europe have been fully integrated in the Central and Eastern European region. Goodwill on these acquisitions amounting to €232 million has been allocated to the Central and Eastern European region for the purpose of impairment testing in line with the operational responsibility. Goodwill in Central and Eastern Europe is monitored at a regional level. Synergies in the Central and Eastern European market are expected to be achieved as result of a stronger presence in Central and Eastern Europe enabling Heineken to grow its market share through appropriate commercial investments. Cost synergies are expected through more efficient central purchasing, sourcing and selling in respect of both the newly acquired and Heineken brands.

In respect of the other newly acquired entities in Africa, goodwill amounting to €149 million has been allocated to the individual operating companies. Although synergies are achieved on a regional basis these entities are less integrated in the region and therefore goodwill is monitored on an individual country basis.

The total contribution of these other acquisitions to revenue amounted to €138 million and to results from operating activities –€34 million. If these acquisitions had occurred on 1 January 2008, management estimates that revenue would have been €38 million higher and results from operating activities would have been €8 million lower.
This pro forma information does not purport to represent what Heineken's actual results would have been had the acquisitions actually occurred on 1 January 2008, nor are they necessarily indicative of future results of operations. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of the acquisitions would have been the same if the acquisitions had occurred on 1 January 2008.

Provisional accounting Krušovice and Syabar acquisition
In the consolidated financial statements as at and for the year ended 31 December 2007, the fair values of assets and liabilities of the acquisition of Krušovice and Syabar were determined on a provisional basis. The purchase price adjustments for Krušovice and Syabar have been finalised without significant changes.

note 7 ASSETS CLASSIFIED AS HELD FOR SALE

Assets classified as held for sale represent land and buildings following the commitment of Heineken to a plan to sell the land and buildings. During 2008, part of the assets classified as held for sale were sold. Efforts to sell the remaining assets have commenced and are expected to be completed during 2009.

	2008	2007
Property, plant & equipment	56	21

The assets held for sale as per 31 December 2008 mainly comprise assets held for sale in the UK.

note 8 OTHER INCOME

		2008		2007
Net gain on sale of property, plant & equipment	32		26	
Net gain on sale of subsidiaries, joint ventures and associates	–		2	
		32		28

note 9 RAW MATERIALS, CONSUMABLES AND SERVICES

	2008	2007
Raw materials	**1,230**	763
Non-returnable packaging	**1,782**	1,418
Goods for resale	**2,158**	1,501
Inventory movements	**– 154**	– 50
Marketing and selling expenses	**1,671**	1,439
Transport expenses	**988**	656
Energy and water	**349**	257
Repair and maintenance	**295**	237
European Commission fine	**–**	219
Loss on disposals	**16**	–
Other expenses	**1,213**	880
	9,548	7,320

For more details regarding the EC fine, refer to note 32.

note 10 PERSONNEL EXPENSES

	2008	2007
Wages and salaries	**1,519**	1,290
Compulsory social security contributions	**279**	240
Contributions to defined contribution plans	**10**	11
Expenses related to defined benefit plans note 26	**78**	82
Increase in other long-term employee benefits	**3**	8
Equity-settled share-based payments plan note 27	**11**	7
Other personnel expenses	**515**	313
	2,415	1,951

	2008		2007	
Average number of employees during the year				
Netherlands	**3,971**		3,909	
Other Western Europe	**18,245**		11,575	
Central and Eastern Europe	**20,390**		18,749	
The Americas	**1,956**		1,797	
Africa and the Middle East	**10,667**		9,516	
Asia Pacific	**979**		893	
		56,208		46,439

note 11 AMORTISATION, DEPRECIATION AND IMPAIRMENTS

		2008		2007	
Property, plant & equipment	note 14	**825**		609	
Intangible assets	note 15	**381**		29	
			1,206		638

note 12 NET FINANCE EXPENSES

	2008		2007	
Recognised in the income statement				
Interest income on unimpaired loans and held-to-maturity investments	**7**		5	
Interest income on available-for-sale investments	**1**		1	
Interest income on cash and cash equivalents	**83**		58	
Interest income		**91**		64
Interest expenses		**–469**		–155
Dividend income on available-for-sale investments	**9**		16	
Net loss on disposal of available-for-sale investments	**–1**		–	
Net loss on disposal of investments held for trading	**–1**		–	
Net change in fair value of derivatives	**–55**		8	
Net foreign exchange loss	**–45**		–27	
Impairment losses on held-to-maturity investments	**–1**		–	
Unwinding discount on provisions	**–11**		–1	
Other net financial expenses	**–2**		–	
Other net finance expenses		**–107**		–4
		–485		–95

		2008		2007
Recognised directly in equity				
Foreign currency translation differences for foreign operations	**–645**		–90	
Effective portion of changes in fair value of cash flow hedges	**–108**		51	
Effective portion of cash flow hedges transferred to the income statement	**–59**		–36	
Net change in fair value of available-for-sale investments	**–12**		2	
Net change in fair value available-for-sale investments transferred to the income statement	**1**		–	
		–823		–73
Recognised in:				
Fair value reserve	**–11**		2	
Hedging reserve	**–167**		15	
Translation reserve	**–645**		–90	
		–823		–73

The increase in the impact of foreign currency translation differences for foreign operations in equity is mainly due to the impact of the devaluation of the British Pound on the net assets and goodwill measured in British Pounds of €423 million. Remaining impact is related to devaluation of the Russian Rouble, Chilean Peso, partly offset by the appreciation of the US Dollar.

note 13 INCOME TAX EXPENSE

	2008		2007	
Recognised in the income statement				
Current tax expense				
Current year	**352**		359	
Under/(over) provided in prior years	**– 25**		– 17	
		327		342
Deferred tax expense				
Origination and reversal of temporary differences	**1**		29	
Previously unrecognised deductible temporary differences	**– 1**		– 1	
Changes in tax rate	**– 2**		4	
Utilisation/(benefit) of tax losses recognised	**– 78**		– 7	
Under/(over) provided in prior years	**1**		27	
		– 79		52
		248		394

	2008		2007	
Reconciliation of the effective tax rate				
Profit before income tax	**595**		1,323	
Share of net profit of associates and joint ventures and impairments thereof	**102**		– 54	
Profit before income tax excluding share of profit of associates and joint ventures (inclusive impairments thereof)		**697**		1,269

As from 2008, the share of profit of associates and joint ventures and impairments thereof has been excluded from the effective tax rate calculation. The dividend income from investments and gain of sale of subsidiaries and associates have been included. The comparatives have been adjusted accordingly.

	%	2008	%	2007
Income tax using the Company's domestic tax rate	**25.5**	**178**	25.5	324
Effect of tax rates in foreign jurisdictions	**2.3**	**16**	0.4	5
Effect of non-deductible expenses	**16.9**	**118**	6.3	81
Effect of tax incentives and exempt income	**–9.2**	**–64**	–1.0	–12
Recognition of previously unrecognised temporary differences	**–0.1**	**–1**	–0.2	–2
Utilisation or recognition of previously unrecognised tax losses	**–0.3**	**–2**	–0.2	–3
Unrecognised current year tax losses	**3.3**	**23**	0.7	9
Effect of changes in tax rate	**–0.3**	**–2**	0.3	4
Withholding taxes	**1.9**	**13**	0.1	–1
Under/(over) provided in prior years	**–3.4**	**–24**	0.8	10
Other reconciling items	**–1.0**	**–7**	–1.7	–21
	35.6	**248**	31.0	394

In 2008 the tax effect relating to the €275 million impairment on the goodwill of Russia has been included in non-deductible expenses. In 2007 the tax effect related to the fine of the European Commission of €219 million has been included in non-deductible expenses.

		2008		2007
Income tax relating to items (charged)/credited to equity				
Changes in fair value	**4**		–5	
Changes in hedging reserve	**57**		–	
note 18		**61**		–5

note 14 PROPERTY, PLANT AND EQUIPMENT

Cost		Land and buildings	Plant and equipment	Other fixed assets	Property, plant & equipment under construction	Total
Balance as at 1 January 2007		2,337	4,368	2,962	356	10,023
Changes in consolidation		39	28	12	2	81
Purchases		49	164	302	489	1,004
Transfer of completed projects under construction		108	233	68	– 409	–
Transfer from/(to) assets classified as held for sale		11	– 3	–	–	8
Disposals		– 25	– 133	– 331	1	– 488
Effect of movements in exchange rates		– 21	– 42	– 19	– 7	– 89
Balance as at 31 December 2007		2,498	4,615	2,994	432	10,539
Balance as at 1 January 2008		2,498	4,615	2,994	432	10,539
Changes in consolidation	note 6	887	333	326	86	1,632
Purchases		117	218	357	410	1,102
Transfer of completed projects under construction		74	250	101	– 425	–
Transfer from/(to) assets classified as held for sale		–	13	–	– 11	2
Disposals		– 61	– 117	– 219	–	– 397
Effect of movements in exchange rates		– 134	– 143	– 100	– 35	– 412
Balance as at 31 December 2008		3,381	5,169	3,459	457	12,466

Depreciation and impairment losses		Land and buildings	Plant and equipment	Other fixed assets	Property, plant & equipment under construction	Total
Balance as at 1 January 2007		–1,184	–2,560	–2,030	–	–5,774
Changes in consolidation		7	21	1	–	29
Depreciation charge for the year	note 11	–65	–223	–327	–	–615
Impairment losses	note 11	–1	–13	–4	–	–18
Reversal impairment losses	note 11	3	12	9	–	24
Transfer to/(from) assets classified as held for sale		–4	2	–	–	–2
Disposals		12	112	304	–	428
Effect of movements in exchange rates		11	30	21	–	62
Balance as at 31 December 2007		–1,221	–2,619	–2,026	–	–5,866
Balance as at 1 January 2008		–1,221	–2,619	–2,026	–	–5,866
Changes in consolidation	note 6	28	49	11	–	88
Depreciation charge for the year	note 11	–81	–277	–383	–	–741
Impairment losses	note 11	–55	–31	–4	–	–90
Reversal impairment losses	note 11	2	3	1	–	6
Transfer to/(from) assets classified as held for sale		–2	–2	–	–	–4
Disposals		34	101	199	–	334
Effect of movements in exchange rates		13	56	52	–	121
Balance as at 31 December 2008		–1,282	–2,720	–2,150	–	–6,152
Carrying amount						
As at 1 January 2007		1,153	1,808	932	356	4,249
As at 31 December 2007		1,277	1,996	968	432	4,673
As at 1 January 2008		1,277	1,996	968	432	4,673
As at 31 December 2008		2,099	2,449	1,309	457	6,314

Impairment losses

In 2008 a total impairment loss of €90 million was charged to the income statement. These impairment losses related to various entities of which a total of €51 million related to impairments of pubs in the UK, €30 million related to restructuring in France, Ireland and Spain and €9 million related to other items in other operating companies.

Security

Property, plant and equipment totalling €70 million (2007: €68 million) has been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties.

Property, plant and equipment under construction

Property, plant and equipment under construction mainly relates to expansion of the brewing capacity in the Netherlands, UK, Russia, Poland and D.R. Congo and the building of a brewery in Tunisia.

note 15 INTANGIBLE ASSETS

		Goodwill	Brands	Customer-related and contract-based intangibles	Software, research and development and other	Total
Cost						
Balance as at 1 January 2007		1,768	223	–	144	2,135
Changes in consolidation		151	15	–	2	168
Purchases/internally developed		–	–	–	17	17
Disposals		–	–	–	– 1	– 1
Effect of movements in exchange rates		– 23	– 1	–	–	– 24
Balance as at 31 December 2007		1,896	237	–	162	2,295
Balance as at 1 January 2008		1,896	237	–	162	2,295
Changes in consolidation	note 6	4,158	1,239	327	41	5,765
Purchases/internally developed		–	1	108	49	158
Disposals		–	– 1	–	– 4	– 5
Effect of movements in exchange rates		– 371	– 144	– 16	– 23	– 554
Balance as at 31 December 2008		5,683	1,332	419	225	7,659
Amortisation and impairment losses						
Balance as at 1 January 2007		– 13	– 31	–	– 114	– 158
Amortisation charge for the year	note 11	–	– 8	–	– 17	– 25
Impairment losses	note 11	– 1	– 3	–	–	– 4
Disposals		–	–	–	1	1
Effect of movements in exchange rates		–	1	–	–	1
Balance as at 31 December 2007		– 14	– 41	–	– 130	– 185
Balance as at 1 January 2008		– 14	– 41	–	– 130	– 185
Amortisation charge for the year	note 11	–	– 30	– 42	– 34	– 106
Impairment losses	note 11	– 275	–	–	–	– 275
Disposals		–	–	–	4	4
Effect of movements in exchange rates		– 1	3	2	8	12
Balance as at 31 December 2008		– 290	– 68	– 40	– 152	– 550
Carrying amount						
As at 1 January 2007		1,755	192	–	30	1,977
As at 31 December 2007		1,882	196	–	32	2,110
As at 1 January 2008		1,882	196	–	32	2,110
As at 31 December 2008		5,393	1,264	379	73	7,109

Brands and customer-related/contract-based intangibles acquired

The main brands acquired in 2008 are Fosters, Strongbow and Sagres. The main customer-related and contract-based intangibles acquired are related to customer relationships with pubs or retailers in the UK, Finland and Portugal (constituting either by way of a contractual agreement or by way of non-contractual relations). Furthermore, Heineken extended its licence agreement with FEMSA Cerveza for 10 years. Under the terms of the agreement Heineken will be the exclusive importer, marketer and seller of the Femsa beer brands.

Impairment tests for cash-generating units containing goodwill

Per region the aggregate carrying amounts of goodwill allocated to each cash-generating unit are as follows:

		2008		2007
Western Europe	**3,220**		94	
Central and Eastern Europe (excluding Russia)	**1,479**		1,251	
Russia	**104**		435	
The Americas	**356**		16	
Africa and the Middle East	**234**		86	
		5,393		1,882

Goodwill in respect of Western Europe, Central and Eastern Europe (excluding Russia) and the Americas is monitored on a regional basis for the purpose of impairment testing. In respect of operating companies that are less integrated in the other regions and Russia, goodwill is monitored on an individual country basis. The increase in goodwill relates to the newly acquired entities as further explained in note 6. Throughout the year goodwill reduced due to foreign currency losses and the impairment of goodwill related to Heineken Russia.

As explained in note 3b, the accounting treatment for JVs has changed from proportionate consolidation to the equity method and as such the goodwill on CCU is no longer accounted for separately. Consequently, the goodwill is now included in the cost of the joint venture.

Goodwill is tested for impairments annually. The recoverable amounts of the cash-generating units are based on value in use calculations. Value in use was determined by discounting the future post-tax cash flows generated from the continuing use of the unit using a post-tax discount rate.
The key assumptions used for the value in use calculations are as follows:

- Cash flows were projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this forecasted period is justified due to the long-term nature of the beer business and past experiences.
- The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.
- Cash flows after the first 10-year period were extrapolated using expected annual long-term inflation, based on external sources, in order to calculate the terminal recoverable amount.
- A per cash-generating unit-specific post-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units. The WACCs used are presented in the table below, accompanied by the expected volume growth rates and the expected long-term inflation:

in %	Post-tax WACC	Expected annual long-term inflation	Expected volume growth rates 2012-2018
Western Europe	7.6	2.1	– 0.1
Central and Eastern Europe (excluding Russia)	9.6	2.9	1.0
Russia	14.1	5.6	3.5
The Americas	8.2-13.1	1.7-7.3	1.2-3.0
Africa and the Middle East	8.9-14.7	3.1-7.4	– 0.4-4.4

The values assigned to the key assumptions represent management's assessment of future trends in the beer industry and are based on both external sources and internal sources (historical data).

The impairment of €275 million in Russia is mainly caused by an increase of the WACC and the reduced expected long-term growth rate due to the economic crisis. In addition, it is expected that it will take longer for the Russian market to recover.

note 16 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Heineken has the following significant investments in associates and joint ventures:

	Country	Ownership (%)	
		2008	2007
Joint ventures			
Brau Holding International GmbH & Co KGaA	Germany	**49.9**	49.9
Zagorka Brewery A.D.	Bulgaria	**49.0**	49.0
Brewinvest S.A.	Greece	**50.0**	50.0
Pivara Skopje A.D.	FYR Macedonia	**27.6**	27.6
Brasseries du Congo S.A.	Congo	**50.0**	50.0
Asia Pacific Investment Pte. Ltd.	Singapore	**50.0**	50.0
Asia Pacific Breweries Ltd.	Singapore	**41.9**	41.9
Compania Cervecerias Unidas S.A.	Chile	**33.1**	33.1
Tempo Beverages Ltd.	Israel	**40.0**	40.0
Heineken Lion Australia Pty.	Australia	**50.0**	50.0
Sirocco FZCo	Dubai	**50.0**	50.0
Diageo Heineken Namibia B.V.	Namibia	**50.0**	50.0
United Breweries Limited	India	**37.5**	–
Millennium Alcobev Private Limited	India	**68.8**	–
DHN Drinks (Pty) Ltd.	South Africa	**44.5**	–
Sedibeng Brewery Pty Ltd.	South Africa	**75.0**	–
Associates			
Cervecerias Costa Rica S.A.	Costa Rica	**25.0**	25.0
Brasserie Nationale d'Haïti S.A.	Haïti	**23.3**	23.3
JSC FE Efes Karaganda Brewery	Kazakhstan	**28.0**	–

Reporting date

The reporting date of the financial statements of all Heineken entities and joint ventures disclosed are the same as for the Company, except for: Asia Pacific Breweries Ltd., Heineken Lion Australia Pty. and Asia Pacific Investment Pte. Ltd., which have a 30 September reporting date, DHN Drinks (Pty) Ltd., which has a 30 June reporting date and United Breweries Limited and Millennium Alcobev Private Limited which have a 31 March reporting date.

Shareholdings India

In March 2008, the joint venture partner of Heineken in United Breweries Limited (UBL) filed legal proceedings in India against various Scottish & Newcastle, Heineken and Carlsberg entities claiming that the rights enjoyed by Scottish & Newcastle India Private Limited (the entity through which Heineken holds its investment in UBL) in a shareholders' agreement relating to UBL and the Articles of Association of UBL are personal to S&N and do not survive the takeover of S&N by Sunrise Acquisitions Limited in April 2008. Since this date, the joint venture partners and UBL itself have effectively excluded Heineken from the management of UBL and restricted the scope of the financial information previously available to Scottish & Newcastle. The latter is also applicable to the 50% share in Millennium Alcobev Private Limited (MAPL) in which UBL also has a 50% share. As Heineken only has public Indian GAAP information available, Heineken does not have sufficient information to apply equity accounting for its investments in UBL and MAPL and has used the share price of UBL as at 31 December 2008 for the purposes of impairment testing.

Share of net profit of associates and joint ventures and impairments thereof		**2008**		2007
Income associates	**18**		16	
Income joint ventures	**94**		78	
Impairments	**–214**		–40	
		–102		54

In 2008 the impairments relate to the Indian investments in UBL and MAPL of €200 million and impairments taken by Asia Pacific Breweries of €14 million (Heineken's share) (2007: €40 million related to Brau Holding International).

Summary financial information for equity-accounted joint ventures	Joint ventures* **2008**	Joint ventures 2007
Non-current assets	**1,071**	892
Current assets	**552**	550
Non-current liabilities	**–280**	–365
Current liabilities	**–626**	–474
	717	603
Revenue	**1,564**	1,393
Expenses	**–1,388**	–1,256
	176	137

* Due to lack of information with respect to the S&N shareholdings in India, these joint ventures are not included in the provided figures.

note 17 OTHER INVESTMENTS

		2008		2007	
Non-current other investments					
Loans	note 30	**310**		161	
Held-to-maturity investments	note 30	**10**		3	
Available-for-sale investments	note 30	**221**		233	
Non-current derivatives used for hedging	note 30	**100**		–	
			641		397
Current other investments					
Investments held for trading	note 30		**14**		14

Included in loans are loans to customers with a carrying amount of €190 million as at 31 December 2008 (2007: €102 million). Effective interest rates range from 4 to 12%. €182 million (2007: €100 million) matures between 1 and 5 years and €8 million (2007: €2 million) after 5 years.

The main available-for-sale investments are Consorcio Cervecero de Nicaragua S.A., Desnoes & Geddes Ltd. and Cervejarias Kaiser Brasil S/A ('Kaiser'). As far as these investments are listed they are measured at their quoted market price. For others the value in use is used. Within available-for-sale investments, debt securities (which are interest-bearing) with a carrying amount of €23 million (2007: €26 million) are included.

Sensitivity analysis – equity price risk

An amount of €59 million as at 31 December 2008 (2007: €76 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. A 1% increase in the share price on the reporting date would have increased equity with €1 million (2007: €1 million); an equal change in the opposite direction would have decreased equity with €1 million (2007: €1 million).

note 18 DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities		Assets		Liabilities		Net
	2008	2007	**2008**	2007	**2008**	2007
Deferred tax assets and liabilities are attributable to the following items:						
Property, plant & equipment	**33**	20	**–523**	–369	**–490**	–349
Intangible assets	**55**	65	**–457**	–45	**–402**	20
Investments	**2**	3	**–5**	–2	**–3**	1
Inventories	**10**	15	**–4**	–	**6**	15
Loans and borrowings	**1**	–	**–**	–	**1**	–
Employee benefits	**84**	113	**62**	–	**146**	113
Provisions	**100**	49	**–**	–	**100**	49
Other items	**142**	85	**–27**	–59	**115**	26
Tax losses carry-forwards	**20**	15	**129**	–1	**149**	14
Tax assets/(liabilities)	**447**	365	**–825**	–476	**–378**	–111
Set-off of tax	**–188**	–49	**188**	49	**–**	–
Net tax assets/(liabilities)	**259**	316	**–637**	–427	**–378**	–111

Tax losses carry-forwards		**2008**		2007
Heineken has losses carry-forwards for an amount of €1,157 million (2007: €130 million) as per 31 December 2008 which expire in the following years:				
2008	**–**		12	
2009	**12**		7	
2010	**11**		3	
2011	**16**		–	
2012	**8**		–	
2013	**22**		–	
After 2013 respectively 2012 but not unlimited	**151**		64	
Unlimited	**937**		44	
		1,157		130
Recognised as deferred tax assets gross		**–470**		–57
Unrecognised		**687**		73

The increase in unrecognised losses is mainly related to pre-acquisition losses of the newly acquired subsidiaries for which it is uncertain that they will be utilised or will be available for utilisation in the future. Any subsequent changes in 2009 with respect to these losses will be recognised through goodwill.

Movement in temporary differences during the year 2007	Balance 1 January	Changes in consolidation	Effect of movements in foreign exchange rates	Recognised in income	Recognised in equity	Balance 31 December
Property, plant & equipment	–348	–4	7	–4	–	–349
Intangible assets	38	–9	–	–9	–	20
Investments	7	–	–	–6	–	1
Inventories	10	1	–	4	–	15
Loans and borrowings	–5	2	3	–	–	–
Employee benefits	135	–	–1	–21	–	113
Provisions	74	–4	1	–22	–	49
Other items	35	–1	–2	–1	–5	26
Tax losses carry-forwards	9	–2	–	7	–	14
Net tax assets/(liabilities)	–45	–17	8	–52	–5	–111

Movement in temporary differences during the year 2008	Balance 1 January	Changes in consolidation	Effect of movements in foreign exchange rates	Recognised in income	Recognised in equity	Balance 31 December
Property, plant & equipment	–349	–141	20	–20	–	–490
Intangible assets	20	–377	–	–45	–	–402
Investments	1	–5	–1	1	1	–3
Inventories	15	–1	–2	–6	–	6
Loans and borrowings	–	1	1	–	–1	1
Employee benefits	113	75	–1	–41	–	146
Provisions	49	–23	–1	75	–	100
Other items	26	–56	47	37	61	115
Tax losses carry-forwards	14	63	–6	78	–	149
Net tax assets/(liabilities)	–111	–464	57	79	61	–378

note 19 INVENTORIES

		2008		2007
Raw materials	**239**		118	
Work in progress	**134**		83	
Finished products	**245**		163	
Goods for resale	**261**		211	
Non-returnable packaging	**144**		100	
Other inventories	**223**		208	
		1,246		883

During 2008 and 2007 no write-down of inventories to net realisable value was required to be recognised.

note 20 TRADE AND OTHER RECEIVABLES

		2008		2007
Trade receivables due from associates and joint ventures	**60**		57	
Trade receivables	**1,890**		1,232	
Other receivables	**451**		391	
Derivatives used for hedging	**103**		89	
note 30		**2,504**		1,769

In 2007 the other receivables included a deferred payment in relation to the sale of a brewery site in 2006 in Seville, Spain, amounting to €153 million.

A net impairment loss of €30 million (2007: €10 million) in respect of trade receivables was included in expenses for raw materials, consumables and services.

note 21 CASH AND CASH EQUIVALENTS

		2008		2007	
Bank balances		475		265	
Call deposits		223		295	
Cash and cash equivalents	note 30		698		560
Bank overdrafts	note 24		– 94		– 251
			604		309

note 22 EQUITY

	Share capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Equity*	Minority interests in Heineken N.V.	Minority interests in Heineken N.V. group companies	Total equity
Balance as at 1 January 2007	392	48	14	48	231	1,774	2,507	2,502	284	5,293
Net recognised income and expense	–	– 44	8	1	9	– 10	– 36	– 35	– 2	– 73
Profit	–	–	–	–	44	360	404	403	122	929
Transfer to retained earnings	–	–	–	–	2	– 2	–	–	–	–
Dividends to shareholders	–	–	–	–	–	– 167	– 167	– 166	– 84	– 417
Purchase minority shares	–	–	–	–	–	–	–	–	– 21	– 21
Purchase own shares by Heineken N.V.	–	–	–	–	–	– 5	– 5	– 10	–	– 15
Share-based payments by Heineken N.V.	–	–	–	–	–	4	4	3	–	7
Changes in consolidation	–	–	–	–	–	–	–	–	8	8
Balance as at 31 December 2007	392	4	22	49	286	1,954	2,707	2,697	307	5,711
Balance as at 1 January 2008	392	4	22	49	286	1,954	2,707	2,697	307	5,711
Net recognised income and expense	–	– 302	– 83	– 5	– 22	22	– 390	– 389	– 44	– 823
Profit	–	–	–	–	71	34	105	104	138	347
Transfer to retained earnings	–	–	–	–	– 37	37	–	–	–	–
Dividends to shareholders	–	–	–	–	–	– 182	– 182	– 181	– 148	– 511
Purchase minority shares	–	–	–	–	–	–	–	–	– 7	– 7
Purchase/reissuance own shares by Heineken N.V.	–	–	–	–	–	– 5	– 5	– 6	–	– 11
Share-based payments by Heineken N.V.	–	–	–	–	–	6	6	5	–	11
Changes in consolidation	–	–	–	–	–	–	–	–	35	35
Balance as at 31 December 2008	392	– 298	– 61	44	298	1,866	2,241	2,230	281	4,752

* Equity attributable to equity holders of Heineken Holding N.V.

Share capital		Priority shares		Ordinary shares
in thousands of euros	**2008**	2007	**2008**	2007
On issue as at 1 January	**1**	1	**392,019**	392,019
Issued for cash	**–**	–	**–**	–
On issue as at 31 December	**1**	1	**392,019**	392,019

As at 31 December 2008, the issued share capital comprised 245,011,848 ordinary shares (2007: 245,011,848) with a par value of €1.60 and 250 priority shares (2007: 250) with a par value of €2. All issued shares are fully paid.
The Company's authorised capital amounts to €1,500,000,500, comprising of 937,500,000 ordinary shares and 250 priority shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. For the rights of the priority shareholders reference is made to the other information on page 111.

Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations of the Group (excluding amounts attributable to minority interests) as well as value changes of the hedging instruments in the net investment hedges.

Hedging reserve

This reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred. Heineken considers this a legal reserve.

Fair value reserve

This reserve comprises the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised or impaired. Heineken considers this a legal reserve.

Other legal reserves

These reserves relate to the share of profit of joint ventures and associates over the distribution of which Heineken does not have control. The movement in these reserves reflects retained earnings of joint ventures and associates minus dividends received. In case of a legal or other restriction which means that retained earnings of subsidiaries cannot be freely distributed, a legal reserve is recognised for the restricted part.

Purchase own shares by Heineken N.V.

As at 31 December 2008, Heineken N.V. held 1,044,233 own shares (2007: 800,000), resulting in an increased interest in shareholding by Heineken Holding N.V.
The related dilution effect has been recognised directly in equity.

Dividends

The following dividends were declared and paid by Heineken Holding N.V.:

	2008		**2007**	
Final dividend previous year €0.46, respectively €0.44 per ordinary share	**113**		108	
Interim dividend current year €0.28, respectively €0.24 per ordinary share	**69**		59	
Total dividend declared and paid		**182**		167

After the balance sheet date the Board of Directors announced the following dividends. The dividends, taken into account the interim dividends declared and paid, have not been provided for.

	2008	**2007**
€0.62 per qualifying ordinary share (2007: €0.70)	**152**	172

note 23 EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share as at 31 December 2008 is based on the profit attributable to ordinary shareholders of the Company (net profit) of €105 million (2007: €404 million) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2008 of 245,011,848 (2007: 245,011,848). Basic earnings per share for the year amounts to €0.43 (2007: €1.65). There are no dilution effects.

note 24 LOANS AND BORROWINGS

This note provides information about the contractual terms of Heineken's interest-bearing loans and borrowings. For more information about Heineken's exposure to interest rate risk and foreign currency risk, refer to note 30.

			2008		2007
Non-current liabilities					
Secured bank loans		**381**		18	
Unsecured bank loans		**6,444**		156	
Unsecured bond issues		**1,104**		1,103	
Finance lease liabilities		**82**		5	
Other non-current interest-bearing liabilities		**664**		–	
Non-current interest-bearing liabilities			**8,675**		1,282
Non-current non-interest-bearing liabilities (including derivatives used for hedging)			**409**		13
			9,084		1,295
Current interest-bearing liabilities					
Current portion of secured bank loans		**139**		10	
Current portion of unsecured bank loans		**351**		238	
Current portion of unsecured bond issues		**18**		214	
Current portion of finance lease liabilities		**13**		2	
Current portion of other interest-bearing liabilities		**6**		–	
Total current portion of non-current interest-bearing liabilities			**527**		464
Deposits from third parties			**348**		323
Bank overdrafts	note 21		**94**		251
			969		1,038

		2008		2007	
Net interest-bearing debt position					
Non-current interest-bearing liabilities		8,675		1,282	
Current portion of non-current interest-bearing liabilities		527		464	
Deposits from third parties		348		323	
			9,550		2,069
Bank overdrafts	note 21		94		251
			9,644		2,320
Cash, cash equivalents and current other investments			–712		–574
			8,932		1,746

Non-current liabilities	Secured bank loans	Unsecured bank loans	Unsecured bond issues	Finance lease liabilities	Other non-current interest-bearing liabilities	Non-current non-interest-bearing liabilities	Total
Balance as at 1 January 2008	18	156	1,103	5	–	13	1,295
Consolidation changes	416	870	–	87	289	361	2,023
Effect of movements in exchange rates	–52	–18	–	1	–43	–	–112
Transfers to current liabilities	–21	–101	–	–12	–7	–5	–146
Charge to/from profit or loss i/r derivatives	–	–	–	–	–	–119	–119
Charge to/from equity i/r derivatives	–	–	–	–	–	161	161
Proceeds	34	5,899	1	1	421	5	6,361
Repayments	–15	–402	–	–	–	–7	–424
Other	1	40	–	–	4	–	45
Balance as at 31 December 2008	381	6,444	1,104	82	664	409	9,084

Terms and debt repayment schedule	Currency	Nominal interest rate (%)	Repayment	Face value **2008**	Carrying amount **2008**	Face value 2007	Carrying amount 2007
Terms and conditions of outstanding loans were as follows:							
Secured bank loans	GBP	3.1-4.7	2009-2017	**485**	**470**	–	–
Secured bank loans	various	various	various	**50**	**50**	28	28
Unsecured bank loans	EGP	11.5-13.6	2009-2010	**34**	**34**	56	56
Unsecured bank loans	EUR	4.4	2009	**125**	**125**	–	–
Unsecured bank loans	EUR	5.1	2010	**284**	**284**	–	–
Unsecured bank loans	EUR	3.3	2012	**470**	**470**	–	–
Unsecured bank loans	EUR	5.1	2010	**860**	**860**	–	–
Unsecured bank loans	EUR	4.7	2011	**105**	**105**	45	45
Unsecured bank loans	EUR	4.3	2012	**123**	**123**	–	–
Unsecured bank loans	EUR	5.0	2013	**2,416**	**2,403**	–	–
Unsecured bank loans	EUR	5.0	2016	**207**	**207**	105	105
Unsecured bank loans	EUR	6.0-6.3	2013-2016	**418**	**418**	–	–
Unsecured bank loans	EUR	various	various	**256**	**256**	177	177
Unsecured bank loans	GBP	2.8	2013	**504**	**504**	–	–
Unsecured bank loans	GBP	various	various	**22**	**22**	–	–
Unsecured bank loans	PLN	6.5	2011	**53**	**53**	6	6
Unsecured bank loans	USD	5.4	2012	**118**	**118**	–	–
Unsecured bank loans	USD	5.6	2014	**494**	**485**	–	–
Unsecured bank loans	USD	5.4	2015	**247**	**242**	–	–
Unsecured bank loans	USD	various	various	**73**	**73**	–	–
Unsecured bank loans	various	various	various	**13**	**13**	5	5
Unsecured bond issues	EUR	4.4	2010	**500**	**500**	500	499
Unsecured bond issues	EUR	5.0	2013	**600**	**598**	600	597
Unsecured bond issues	EUR	NA	NA	**–**	**–**	200	200
Unsecured bond issues	various	various	various	**24**	**24**	21	21
Other interest-bearing liabilities	GBP	5.6	2033	**204**	**162**	–	–
Other interest-bearing liabilities	USD	5.9	2018	**280**	**280**	–	–
Other interest-bearing liabilities	various	various	various	**251**	**228**	–	–
Deposits from third parties	various	various	various	**348**	**348**	323	323
Finance lease liabilities	various	various	various	**95**	**95**	7	7
				9,659	**9,550**	2,073	2,069

To finance the acquisition and to replace existing loans and borrowings of S&N, Heineken entered into an Acquisition Credit Facility of £3.85 billion ('S&N acquisition facility') with a consortium of nine banks. The S&N acquisition facility was reduced during the year, and as at 31 December 2008, the facility was fully drawn with £480 million and €3,560 million (in total €4,064 million) drawn under two tranches. A one-year tranche with an extension option to two years (€1,144 million) and a five-year tranche of €2,920 million. Interest is based on Libor/Euribor plus a margin. The S&N acquisition facility is denominated in British Pound. If the amounts denominated in another currency would exceed a certain British Pound threshold, measured on a recurring basis, the total facility amount would remain at the original British Pound amount and any shortfall in the other currency would have to be repaid. As at 31 December 2008, it is the intention to extend the one-year tranche with the extension option to a total of two years until April 2010.

Heineken has an incurrence covenant in some of its financing facilities. This incurrence covenant is calculated by dividing Net Debt (calculated in accordance with the consolidation method of the 2007 consolidated financial statements) by EBITDA (beia), also calculated in accordance with the consolidation method of the 2007 consolidated financial statements and including the pro forma full-year EBITDA of any acquisitions made during the previous 12 months. As at 31 December 2008, this ratio was 3.14. The incurrence covenant would prevent us from conducting further significant debt-financed acquisitions if this would lead to passing the threshold of 3.50. Following the acquisition of S&N, €4,014 million of interest-bearing loans and borrowings has been assumed, of which a $1.15 billion S&N US private placement has been renegotiated as per the date of the acquisition with maturities between 2009 and 2015 and a weighted annual interest rate of 5.4%. Assumed debt amounting to €1,996 million has been repaid, partly by the S&N acquisition facility.

As per 31 December 2008 €470 million was drawn on the existing revolving credit facility of €2 billion. This revolving credit facility matures in 2012. Interest is based on EURIBOR plus a margin.

Heineken established a €3 billion EMTN-programme in September 2008. This programme has been approved by the Luxembourg Commission de Surveillance du Secteur Financier which is the Luxembourg competent authority for the purpose of Directive 2003/71/EC and facilitates flexible access to Debt Capital Markets going-forward.

note 25 FINANCE LEASE LIABILITIES

Finance lease liabilities are payable as follows:	Future minimum lease payments 2008	Interest 2008	Present value of minimum lease payments 2008	Future minimum lease payments 2007	Interest 2007	Present value of minimum lease payments 2007
Less than one year	**19**	**–5**	**14**	2	–	2
Between one and five years	**62**	**–12**	**50**	3	–	3
More than five years	**35**	**–4**	**31**	2	–	2
	116	**–21**	**95**	7	–	7

The increase in finance lease liabilities is mainly due to the finance lease liabilities acquired in the business combination with S&N.

note 26 **EMPLOYEE BENEFITS**

	2008	2008	2007	2007
Present value of unfunded obligations	**266**		287	
Present value of funded obligations	**4,697**		2,571	
Total present value of obligations		**4,963**		2,858
Fair value of plan assets		**–4,231**		–2,535
Present value of net obligations		**732**		323
Actuarial (losses)/gains not recognised		**–143**		171
Recognised liability for defined benefit obligations		**589**		494
Other long-term employee benefits		**99**		92
		688		586
Plan assets comprise:				
Equity securities	**1,593**		1,050	
Government bonds	**1,955**		959	
Properties and real estate	**333**		220	
Other plan assets	**350**		306	
		4,231		2,535

Liability for defined benefit obligations

Heineken makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly: Netherlands, the UK, Greece, Austria, Germany, Italy, France, Spain and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits and jubilee benefits.

		2008		2007
Movements in the present value of the defined benefit obligations				
Defined benefit obligations as at 1 January	**2,858**		2,984	
Changes in consolidation and reclassification	**2,973**		–1	
Effect of movements in exchange rates	**–494**		–4	
Benefits paid	**–199**		–98	
Current service costs and interest on obligation (see below)	**333**		204	
Past service costs	**5**		1	
Effect of any curtailment or settlement	**–18**		4	
Actuarial gains/(losses)	**–495**		–232	
Defined benefit obligations as at 31 December		**4,963**		2,858
Movements in the present value of plan assets				
Fair value of plan assets as at 1 January	**2,535**		2,397	
Changes in consolidation and reclassification	**2,737**		–	
Effect of movements in exchange rates	**–450**		–3	
Contributions paid into the plan	**177**		91	
Benefits paid	**–199**		–98	
Expected return on plan assets	**241**		129	
Actuarial gains/(losses)	**–810**		19	
Fair value of plan assets as at 31 December		**4,231**		2,535
Actual return on plan assets		**–569**		148
Expense recognised in the income statement				
Current service costs	**75**		71	
Interest on obligation	**258**		133	
Expected return on plan assets	**–241**		–129	
Actuarial gains and losses recognised	**–1**		2	
Past service costs	**5**		1	
Effect of any curtailment or settlement	**–18**		4	
note 10		**78**		82

Principal actuarial assumptions as at the balance sheet date

The defined benefit plans in the Netherlands and the UK cover 88.6% of the present value of the plan assets, 83.5% of the present value of the defined benefit obligations and 54.3% of the deficit in the plans as per 31 December 2008. For the Netherlands and the UK the following actuarial assumptions apply as per 31 December 2008:

	Netherlands		UK	
	2008	2007	**2008**	2007
Discount rate as at 31 December	**5.6**	5.5	**6.7**	–
Expected return on plan assets as at 1 January	**5.9**	5.5	**5.7**	–
Future salary increases	**3.0**	3.0	**4.0**	–
Future pension increases	**1.5**	2.0	**2.8**	–
Medical cost trend rate	–	–	**7.0**	–

For the other defined benefit plans the following actuarial assumptions apply as per 31 December 2008:

	Other Western, Central and Eastern Europe		The Americas		Africa and the Middle East		Asia Pacific	
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007
Discount rate as at 31 December	**4.5-6.2**	4.5-5.7	**5.5-6.5**	5.5-6.5	**12.0**	4.6-15.0	**2.5-12.0**	3.5-9.5
Expected return on plan assets as at 1 January	**4.5-7.0**	1.5-6.6	**6.5**	6.5	**4.6**	4.6	**2.5-8.0**	3.5-8.0
Future salary increases	**2.9-12.0**	2.5-9.0	**0.5-5.5**	0.5-5.5	**11.0**	3.0-14.0	**3.0-10.0**	3.0-6.5
Future pension increases	**1.5-5.0**	1.5-2.5	**3.5**	3.5	–	2.0	**8.0**	6.5
Medical cost trend rate	**1.5**	1.5	**5.0**	5.0	–	–	–	–

Assumptions regarding future mortality rates are based on published statistics and mortality tables. The overall expected long-term rate of return on assets is 6.0% (2007: 5.3%), which is based on the asset mix and the expected rate of return on each major asset class, as managed by the pension funds. Assumed healthcare cost trend rates have nil effect on the amounts recognised in the income statement. A one percentage point change in assumed healthcare cost trend rates would not have any effect on the income statement neither on the balance sheet as per 31 December 2008. The Group expects the 2009 contributions to be paid for the defined benefit plans to be in line with 2008 and 2007, excluding the impact of acquisitions.

Historical information	**2008**	2007	2006	2005
Present value of the defined benefit obligation	**4,963**	2,858	2,984	3,061
Fair value of plan assets	**–4,231**	–2,535	–2,397	–2,268
Deficit in the plan	**732**	323	587	793
Experience adjustments arising on plan liabilities, losses/(gains)	**71**	–4	–159	–
Experience adjustments arising on plan assets, (losses)/gains	**–817**	16	9	–

note 27 SHARE-BASED PAYMENTS – LONG-TERM INCENTIVE PLAN

As from 1 January 2005 Heineken N.V. established a performance-based share plan (Long-Term Incentive Plan; LTIP) for the Executive Board of Heineken N.V. As from 1 January 2006 a similar LTIP was established for senior management.

The Long-Term Incentive Plan for the Executive Board includes Heineken N.V. share rights, which are conditionally awarded to the Executive Board each year and are subject to Heineken's Relative Total Shareholder Return (RTSR) performance in comparison with the TSR performance of a selected peer group. The LTIP share rights conditionally awarded to senior management each year are for 25% subject to Heineken's RTSR performance and for 75% subject to internal performance conditions. At target performance, 100% of the shares will vest. At maximum performance 150% of the shares will vest. The performance period for share rights granted in 2006 was from 1 January 2006 to 31 December 2008. The performance period for share rights granted in 2007 is from 1 January 2007 to 31 December 2009. The performance period for share rights granted in 2008 is from 1 January 2008 to 31 December 2010. The vesting date for the Executive Board is within five business days, and for senior management the latest of 1 April and twenty business days, after the publication of the annual results of 2008, 2009 and 2010 respectively.

As Heineken N.V. will fulfil the tax payment obligations related to vesting on behalf of the individual employees, the amount of Heineken N.V. shares to be received by the Executive Board and senior management will be a net amount.

The terms and conditions of the Heineken N.V. share rights granted are as follows:

Grant date/employees entitled	Number*	Based on share price	Vesting conditions	Contractual life of rights
Share rights granted to Executive Board in 2006	40,049	26.78	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2006	352,098	26.78	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
Share rights granted to Executive Board in 2007	32,265	36.03	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2007	281,400	36.03	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
Share rights granted to Executive Board in 2008	26,288	44.22	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2008	263,958	44.22	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
	996,058			

Based on RTSR and internal performance, it is expected that approximately 409,000 shares will vest. The expenses relating to these expected additional grants are recognised in the income statement during the performance period.

* The number of shares is based on target performance.

The number and weighted average share price per share is as follows:

	Weighted average share price **2008**	Number of share rights **2008**	Weighted average share price 2007	Number of share rights 2007
Outstanding as at 1 January	**30.10**	**696,616**	26.55	435,871
Granted during the year	**44.22**	**290,246**	36.03	313,665
Forfeited during the year	**–**	**– 40,581**	–	– 52,920
Vested during the year	**–**	**– 40,744**	–	–
Outstanding as at 31 December	**37.48**	**905,537**	30.10	696,616

The 40,744 (gross) shares vested in 2008 are related to the 2005-2007 LTIP of the Executive Board. J.F.M.L. van Boxmeer received net 9,244 shares and D.R. Hooft Graafland received net 6,544 shares. The remaining shares were provided to a former board member. The shares have a two-year holding period.

The fair value of services received in return for share rights granted is based on the fair value of shares granted, measured using the Monte Carlo model, with following inputs:

In euros	Executive Board **2008**	Executive Board 2007	Senior management **2008**	Senior management 2007
Fair value on grant date	**411,670**	486,879	**7,409,515**	9,524,037
Expected volatility (%)	**18.4**	20.1	**18.4**	20.1
Expected dividends (%)	**1.7**	1.2	**1.7**	1.2

			2008		2007
Personnel expenses					
Share rights granted in 2006		**3**		3	
Share rights granted in 2007		**4**		4	
Share rights granted in 2008		**4**		–	
Total expense recognised as personnel expenses	note 10		**11**		7

note 28 PROVISIONS

		Restructuring	Onerous contracts	Other	Total
Balance as at 1 January 2008		171	3	127	301
Changes in consolidation	note 6	45	72	142	259
Provisions made during the year		148	6	55	209
Provisions used during the year		– 174	– 3	– 11	– 188
Provisions reversed during the year		– 6	– 3	– 39	– 48
Effect of movements in exchange rates		– 7	– 13	– 22	– 42
Unwinding of discounts		3	3	5	11
Balance as at 31 December 2008		180	65	257	502
Non-current		73	56	215	344
Current		107	9	42	158
		180	65	257	502

Restructuring

The provision for restructuring of €180 million mainly relates to restructuring programmes in France, Spain and the UK. Provisions made during the year are mostly related to Fit2Fight and S&N integration. These restructuring expenses have been included in the personnel expenses (refer to note 10).

Other provisions

Included are, amongst others, surety provided €28 million (2007: €23 million), litigations and claims €59 million (2007: €54 million) and environmental provisions €17 million (2007: €17 million).

note 29 TRADE AND OTHER PAYABLES

		2008	2007
Trade payables due to associates and joint ventures		**7**	7
Other trade payables		**1,563**	1,036
Returnable packaging deposits		**427**	370
Taxation and social security contributions		**553**	272
Dividend		**76**	32
Interest		**104**	37
Derivatives used for hedging		**87**	21
Other payables		**291**	177
Accruals and deferred income		**738**	573
	note 30	**3,846**	2,525

note 30 FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Overview

Heineken has exposure to the following risks from its use of financial instruments, as they arise in the normal course of Heineken's business:

- Credit risk
- Liquidity risk
- Market risk

This note presents information about Heineken's exposure to each of the above risks, and it summarises Heineken's policies and processes that are in place for measuring and managing risk, including those related to capital management. Further quantitative disclosures are included throughout these consolidated financial statements.

The Executive Board of Heineken N.V., under the supervision of the Supervisory Board of Heineken N.V., has overall responsibility and sets rules for Heineken's risk management and control systems. They are reviewed regularly to reflect changes in market conditions and the Group's activities. The Executive Board oversees the adequacy and functioning of the entire system of risk management and internal control, assisted by Heineken N.V. Group departments.

The Heineken N.V. Group Treasury function focuses primarily on the management of financial risk and financial resources. Some of the risk management strategies include the use of derivatives, primarily in the form of forward exchange contracts and interest rate swaps, but options can be used as well. It is the Group policy that no speculative transactions are entered into.

Credit risk

Credit risk is the risk of financial loss to Heineken if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Heineken's receivables from customers and investment securities.

As at balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument, including derivative financial instruments, in the balance sheet.

Loans to customers

Heineken's exposure to credit risk is mainly influenced by the individual characteristics of each customer. Heineken's held-to-maturity investments include loans to customers, issued based on a loan contract. Loans to customers are ideally secured by, amongst others, rights on property or intangible assets, such as the right to take possession of the premises of the customer. Interest rates calculated by Heineken are at least based on the risk-free rate plus a margin, which takes into account the risk profile of the customer and value of security given.

Heineken establishes an allowance for impairment of loans that represents its estimate of incurred losses. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar customers in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics.

In a few countries the issue of new loans is outsourced to third parties. In most cases, Heineken issues sureties (guarantees) to the third party for the risk of default of the customer. Heineken in return receives a fee.

Trade and other receivables

Heineken's local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under the credit policies all customers requiring credit over a certain amount are reviewed and new customers are analysed individually for creditworthiness before Heineken's standard payment and delivery terms and conditions are offered. Heineken's review includes external ratings, where available, and in some cases bank references. Purchase limits are established for each customer and these limits are reviewed regularly. Customers that fail to meet Heineken's benchmark creditworthiness may transact with Heineken only on a prepayment basis.

In monitoring customer credit risk, customers are, on a country base, grouped according to their credit characteristics, including whether they are an individual or legal entity, which type of distribution channel they represent, geographic location, industry, ageing profile, maturity and existence of previous financial difficulties. Customers that are graded as 'high risk' are placed on a restricted customer list, and future sales are made on a prepayment basis with approval of Management.

Heineken has multiple distribution models to deliver goods to end customers. Deliveries are carried out in some countries via own wholesalers, in other markets directly and in some others via third parties. As such, distribution models are country-specific and, on a consolidated level, diverse. Therefore the results and the balance sheet items cannot be split between types of customers on a consolidated basis. The various distribution models are also not centrally managed or monitored.

Heineken establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The components of this allowance are a specific loss component and a collective loss component.

Investments

Heineken limits its exposure to credit risk, except for held-to-maturity investments as disclosed in note 17, by only investing in liquid securities and only with counterparties that have a credit rating of at least single A or equivalent.

Guarantees

Heineken's policy is to avoid issuing guarantees where possible unless this leads to substantial savings for the Group. In cases where Heineken does provide guarantees, such as to banks for loans (by third parties), Heineken aims to receive security from the third party.

Heineken N.V. has issued a joint and several liability statement to the provisions of Section 403 of Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.
The maximum exposure to credit risk on the reporting date was:

			2008		2007
Loans	note 17	**310**		161	
Held-to-maturity investments	note 17	**10**		3	
Available-for-sale investments	note 17	**221**		233	
Non-current derivatives used for hedging	note 17	**100**		–	
Investments held for trading	note 17	**14**		14	
Trade and other receivables, excluding derivatives	note 20	**2,401**		1,680	
Current derivatives used for hedging	note 20	**103**		89	
Cash and cash equivalents	note 21	**698**		560	
			3,857		2,740

The maximum exposure to credit risk for trade and other receivables (excluding derivatives used for hedging) on the reporting date by geographic region was:

		2008		2007
Western Europe	**1,493**		900	
Central and Eastern Europe	**512**		469	
The Americas	**122**		117	
Africa and the Middle East	**145**		110	
Asia Pacific	**31**		31	
Heineken N.V. Head Office/eliminations	**98**		53	
		2,401		1,680

Impairment losses

The ageing of trade and other receivables (excluding derivatives used for hedging) on the reporting date was:

	Gross **2008**	Impairment **2008**	Gross 2007	Impairment 2007
Not past due	**1,868**	**–17**	1,239	–7
Past due 0-30 days	**232**	**–7**	245	–33
Past due 31-120 days	**241**	**–56**	167	–23
More than 120 days	**340**	**–200**	223	–131
	2,681	**–280**	1,874	–194

The movement in the allowance for impairment in respect of trade and other receivables (excluding derivatives used for hedging) during the year was as follows:

		2008		2007
Balance as at 1 January	**194**		194	
Changes in consolidation	**88**		–	
Impairment loss recognised	**52**		40	
Allowance used	**–13**		–12	
Allowance released	**–31**		–30	
Effect of movements in exchange rates	**–10**		2	
Balance as at 31 December		**280**		194

The movement in the allowance for impairment in respect of loans during the year was as follows:

		2008		2007
Balance as at 1 January	**108**		90	
Changes in consolidation	**49**		–	
Impairment loss recognised	**46**		37	
Allowance used	**–26**		–19	
Balance as at 31 December		**177**		108

Impairment losses recognised for trade and other receivables (excluding derivatives used for hedging) and loans are part of the other non-cash items in the consolidated statement of cash flows.

The impairment loss of €46 million in respect of loans and the impairment loss of €52 million in respect of trade receivables (excluding derivatives used for hedging) were included in expenses for raw materials, consumables and services.

An impairment loss of €46 million in respect of loans was recognised during the current year of which €34 million related to loans to customers. Heineken has no collateral in respect of these impaired investments.

The allowance accounts in respect of trade and other receivables and held-to-maturity investments are used to record impairment losses, unless Heineken is satisfied that no recovery of the amount owing is possible, at that point the amount considered irrecoverable is written off against the financial asset.

Liquidity risk

Liquidity risk is the risk that Heineken will not be able to meet its financial obligations as they fall due. Heineken's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Heineken's reputation.

Given the current credit markets situation it could be more difficult to generate capital to finance long-term growth. Heineken has a clear focus on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. Financing strategies are under continuous evaluation. In addition, Heineken focuses on a further fine-tuning of the maturity profile of its long-term debts with its forecasted operating cash flows. Strong cost and cash management and controls over investment proposals are in place to ensure effective and efficient allocation of financial resources.

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments and excluding the impact of netting agreements:

2008	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Financial liabilities							
Secured bank loans	520	−600	−125	−35	−44	−358	−38
Unsecured bank loans	6,795	−7,611	−392	−207	−2,017	−3,655	−1,340
Unsecured bond issues	1,122	−1,319	−40	−30	−552	−690	−7
Finance lease liabilities	95	−107	−11	−12	−13	−38	−33
Other interest-bearing liabilities	670	−1,245	−77	−39	−44	−129	−956
Non-interest-bearing liabilities	409	−390	−36	−38	−78	−80	−158
Deposits from third parties	348	−348	−338	−10	–	–	–
Bank overdrafts	94	−102	−102	–	–	–	–
Trade and other payables, excluding interest and dividends	3,666	−3,605	−3,375	−213	−8	−1	−8
Derivative financial assets and liabilities							
Interest rate swaps used for hedging:							
Outflow	425	−2,532	−194	−191	−293	−1,022	−832
Inflow	−89	2,082	160	144	206	888	684
Forward exchange contracts used for hedging:							
Outflow	58	−2,028	−1,056	−677	−295	–	–
Inflow	−102	2,068	1,095	670	303	–	–
Other derivatives used for hedging, net	−12	–	–	–	–	–	–
	13,999	−15,737	−4,491	−638	−2,835	−5,085	−2,688

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (also refer to note 20), other investments (also refer to note 17), trade and other payables (also refer to note 29) and non-current non-interest-bearing liabilities (also refer to note 24).

Because of the acquisition of S&N the overall indebtedness of Heineken has increased substantially. Expected cash flows and repayment obligations are monitored stringently and money was raised from Debt Capital Markets in the USA and Germany in 2008.

Heineken established a €3 billion EMTN-programme in September 2008. This programme has been approved by the Luxembourg Commission de Surveillance du Secteur Financier which is the Luxembourg competent authority for the purpose of Directive 2003/71/EC and facilitates flexible access to Debt Capital Markets going forward.

2007	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Financial liabilities							
Secured bank loans	28	– 30	– 5	– 5	– 9	– 9	– 2
Unsecured bank loans	394	– 407	– 183	– 63	– 35	– 120	– 6
Unsecured bond issues	1,317	– 1,566	– 22	– 243	– 52	– 612	– 637
Finance lease liabilities	7	– 7	– 1	– 1	– 1	– 2	– 2
Non-interest-bearing liabilities	13	– 13	–	–	– 10	– 2	– 1
Deposits from third parties	323	– 325	– 324	– 1	–	–	–
Bank overdrafts	251	– 251	– 251	–	–	–	–
Trade and other payables, excluding interest and dividends	2,456	– 2,428	– 2,354	– 74	–	–	–
Derivative financial assets and liabilities							
Forward exchange contracts used for hedging:							
Outflow	36	– 1,492	– 707	– 586	– 199	–	–
Inflow	– 104	1,560	738	613	209	–	–
	4,721	– 4,959	– 3,109	– 360	– 97	– 745	– 648

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (also refer to note 20) and trade and other payables (also refer to note 29) and non-current non-interest-bearing liabilities (also refer to note 24).

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect Heineken's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, whilst optimising the return on risk.

Heineken uses derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. Generally, Heineken seeks to apply hedge accounting in order to minimise the effects of foreign currency fluctuations in the income statement.

Derivatives that can be used are interest rate swaps, forward rate agreements, caps and floors, forward exchange contracts and options. Transactions are entered into with a limited number of counterparties with strong credit ratings. Foreign currency and interest rate hedging operations are governed by an internal policy and rules approved and monitored by the Executive Board of Heineken N.V.

Foreign currency risk
Heineken is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Heineken entities. The main currencies that give rise to this risk are the US Dollar and British Pound.

In managing foreign currency risk, Heineken aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in foreign exchange rates would have an impact on profit.

Heineken hedges up to 90% of its mainly intra-Heineken US Dollar cash flows on the basis of rolling cash flow forecasts in respect of forecasted sales and purchases. Cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. Heineken mainly uses forward exchange contracts to hedge its foreign currency risk. Given the limited availability of efficient and effective hedging instruments hedging levels are temporarily below policy in a number of Central and Eastern European countries. The majority of the forward exchange contracts have maturities of less than one year after the balance sheet date.

Heineken has a clear policy on hedging transactional exchange risks, which postpones the impact on financial results. Translation exchange risks are hedged to a limited extent, as the underlying currency positions are generally considered to be long-term in nature. Net investment hedging is only applied in circumstances where a subsidiary reporting in a currency other than the euro has an exposure to the euro (the Group functional currency). The result of the net investment hedging is recognised in the translation reserve as can be seen in the consolidated statement of recognised income and expense.

It is Heineken's policy to provide intra-Heineken financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on subsidiary level. The resulting exposure at Group level is hedged by means of forward exchange contracts. Intra-Heineken financing in foreign currencies is mainly in British Pound, US Dollars, Russian Roubles and Polish Zloty. In some cases Heineken elects to treat intra-Heineken financing with a permanent character as equity and does not hedge the foreign currency exposure.

The principal amounts of Heineken's British Pound, Polish Zloty and Egyptian Pound bank loans and bond issues are used to hedge local operations, which generate cash flows that have the same respective functional currencies. Corresponding interest on these borrowings is also denominated in currencies that match the cash flows generated by the underlying operations of Heineken. This provides an economic hedge without derivatives being entered into.

In respect of other monetary assets and liabilities denominated in currencies other than the functional currencies of Heineken and the various foreign operations, Heineken ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to foreign currency risk

Heineken's exposure to the British Pound and US Dollar was as follows, based on notional amounts:

In millions	GBP **2008**	USD **2008**	USD 2007
Loans and held-to-maturity investments	**480**	**257**	74
Trade and other receivables	**12**	**142**	198
Cash and cash equivalents	**24**	**19**	5
Unsecured bank loans	**– 537**	**– 1,720**	–
Unsecured bond issues	**–**	**2**	–
Non-interest-bearing liabilities	**–**	**– 2**	–
Bank overdrafts	**–**	**– 13**	–
Trade and other payables	**– 4**	**– 58**	– 8
Gross balance sheet exposure	**– 25**	**– 1,373**	269
Estimated forecast sales next year	**2**	**1,000**	1,051
Estimated forecast purchases next year	**1**	**– 295**	– 163
Gross exposure	**– 22**	**– 668**	1,157
Cash flow hedging forward exchange contracts	**– 1**	**– 987**	– 890
Other hedging forward exchange contracts	**57**	**1,241**	– 161
Net exposure	**34**	**– 414**	106

Included in the US Dollar amounts are intra-Heineken cash flows. The loans represent intra-Heineken financing.

The following significant exchange rates applied during the year:

In euros	Average rate		Reporting date mid-spot rate	
	2008	2007	**2008**	2007
GBP	**1.2577**	1.3877	**1.0499**	1.3636
USD	**0.6832**	0.7308	**0.7185**	0.6793

Sensitivity analysis
A 10% strengthening of the euro against the British Pound and US Dollar as at 31 December would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

	Equity		Profit or loss	
	2008	2007	**2008**	2007
GBP	**–2**	–	**–2**	–
USD	**54**	41	**6**	–6

A 10% weakening of the euro against the British Pound and US Dollar as at 31 December would have had the equal but opposite effect on the basis that all other variables remain constant.

Interest rate risk
In managing interest rate risk, Heineken aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in interest rates would have an impact on profit.

Heineken opts for a well-balanced mix of fixed and variable interest rates in its financing operations, combined with the use of interest rate instruments. Currently Heineken's interest rate position is more weighted towards fixed rather than floating. Interest rate instruments that can be used are interest rate swaps, forward rate agreements, caps and floors.

Swap maturity follows the maturity of the related loans and borrowings and have swap rates ranging from 2.9 to 7.3% (2007: from 5 to 5.5%).

Interest rate risk – Profile
On the reporting date the interest rate profile of Heineken's interest-bearing financial instruments was as follows:

		2008		2007
Fixed rate instruments				
Financial assets	**121**		55	
Financial liabilities	**–3,192**		–1,597	
Interest rate swaps floating to fixed	**–4,656**		40	
		–7,727		–1,502
Variable rate instruments				
Financial assets	**817**		607	
Financial liabilities	**–6,452**		–723	
Interest rate swaps floating to fixed	**4,656**		–40	
		–979		–156

Fair value sensitivity analysis for fixed rate instruments
During 2008, Heineken opted to apply fair value hedge accounting on certain fixed rate financial liabilities. The fair value movements on these instruments are recognised in the income statement. The change in fair value on these instruments was €294 million in 2008, which was offset by the change in fair value of the hedging instruments, which was –€288 million.

A change of 100 basis points in interest rates on the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below (before tax).

		Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2008				
Instruments designated at fair value	40	44	40	44
Interest rate swaps	–4	–84	126	–214
Fair value sensitivity (net)	36	–40	166	–170
31 December 2007				
Instruments designated at fair value	–	–	–	–
Interest rate swaps	–	–	–	–
Fair value sensitivity (net)	–	–	–	–

As part of the acquisition of S&N, Heineken took over a specific portfolio of euro floating-to-fixed interest rate swaps with a notional amount of €1,290 million. Although interest rate risk is hedged economically, it is not possible to apply hedge accounting on this portfolio. A movement in interest rates will therefore lead to a fair value movement in the income statement under the other net financing income/expenses. Any related non-cash income or expenses in the income statement are expected to reverse over time.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2007.

		Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2008				
Variable rate instruments	–42	42	–42	42
Net interest rate swaps floating to fixed	35	–35	35	–35
Cash flow sensitivity (net)	–7	7	–7	7
31 December 2007				
Variable rate instruments	–1	1	–1	1
Net interest rate swaps floating to fixed	–	–	–	–
Cash flow sensitivity (net)	–1	1	–1	1

Other market price risk

Management of Heineken monitors the mix of debt and equity securities in its investment portfolio based on market expectations. Material investments within the portfolio are managed on an individual basis.

The primary goal of Heineken's investment strategy is to maximise investment returns in order to partially meet its unfunded defined benefit obligations; management is assisted by external advisers in this regard.

Commodity risk is the risk that changes in commodity price will affect Heineken's income. The objective of commodity risk management is to manage and control commodity risk exposures within acceptable parameters, whilst optimising the return on risk. So far, commodity trading by Heineken is limited to the sale of surplus CO_2 emission rights. Heineken does not enter into commodity contracts other than to meet Heineken's expected usage and sale requirements.

Cash flow hedges

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges, are expected to occur.

2008	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Interest rate swaps:							
Assets	−89	856	80	64	124	139	449
Liabilities	206	−1,097	−100	−97	−212	−214	−474
Forward exchange contracts:							
Assets	−102	2,068	1,095	670	303	–	–
Liabilities	58	−2,028	−1,056	−677	−295	–	–
	73	−201	19	−40	−80	−75	−25

2007	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Interest rate swaps:							
Assets	–	–	–	–	–	–	–
Liabilities	–	–	–	–	–	–	–
Forward exchange contracts:							
Assets	−104	1,560	738	613	209	–	–
Liabilities	36	−1,492	−707	−586	−199	–	–
	−68	68	31	27	10	–	–

The periods in which the cash flows associated with forward exchange contracts that are cash flow hedges are expected to impact the income statement is on average two months earlier than the occurrence of the cash flows as in the table above.

Fair value hedges/net investment hedges

The following table indicates the periods in which the cash flows associated with derivatives that are fair value hedges or net investment hedges are expected to occur.

2008	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Interest rate swaps:							
Assets	–	1,106	62	61	47	701	235
Liabilities	167	–1,316	–76	–76	–45	–761	–358
	167	–210	–14	–15	2	–60	–123

2007	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Interest rate swaps:							
Assets	–	–	–	–	–	–	–
Liabilities	–	–	–	–	–	–	–
	–	–	–	–	–	–	–

Capital management

Heineken Holding N.V.'s capital management is strongly related to Heineken N.V.'s capital management because every Heineken N.V. share held by Heineken Holding N.V. is matched by one share issued by Heineken Holding N.V. This enables Heineken N.V. to pursue its long-term policy in the interest of the Heineken N.V. shareholders.

There were no major changes in Heineken Holding N.V.'s approach to capital management during the year. The policy of the Board of Directors of Heineken Holding N.V. is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of business and acquisitions of Heineken N.V. Capital is herein defined as equity attributable to equity holders of Heineken Holding N.V. (total equity minus minority interests).

Heineken Holding N.V. is not subject to externally imposed capital requirements other than the legal reserves explained in note 22. Pursuant to Article 10, paragraph 6, of the Articles of Association of Heineken Holding N.V., holders of Heineken Holding N.V. ordinary shares receive the same dividend as holders of Heineken N.V. shares. The dividend policy of Heineken N.V. is explained in note 22.

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	Carrying amount 2008	Fair value 2008	Carrying amount 2007	Fair value 2007
Loans	**310**	**310**	161	157
Held-to-maturity investments	**10**	**10**	3	3
Available-for-sale investments	**221**	**221**	233	233
Advances to customers	**346**	**346**	209	209
Investments held for trading	**14**	**14**	14	14
Trade and other receivables, excluding derivatives	**2,401**	**2,401**	1,680	1,680
Cash and cash equivalents	**698**	**698**	560	560
Interest rate swaps used for hedging:				
Assets	**89**	**89**	–	–
Liabilities	**–425**	**–425**	–	–
Forward exchange contracts used for hedging:				
Assets	**102**	**102**	89	89
Liabilities	**–58**	**–58**	–36	–36
Other derivatives, net	**12**	**12**	–	–
Bank loans	**–7,315**	**–7,401**	–422	–422
Unsecured bond loans	**–1,122**	**–1,204**	–1,317	–1,321
Finance lease liabilities	**–95**	**–95**	–7	–7
Other interest-bearing liabilities	**–670**	**–679**	–	–
Non-interest-bearing liabilities	**–409**	**–409**	–13	–13
Deposits from third parties	**–348**	**–348**	–323	–323
Trade and other payables excluding dividend, interest and derivatives	**–3,579**	**–3,579**	–2,435	–2,435
Bank overdrafts	**–94**	**–94**	–251	–251
	–9,912	**–10,089**	–1,855	–1,863

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

note 31 OFF-BALANCE SHEET COMMITMENTS

	Total	Less than 1 year	1-5 years	More than 5 years	Total 2007
Guarantees to banks for loans (by third parties)	408	181	165	62	387
Other guarantees	89	20	13	56	78
Guarantees	497	201	178	118	465
Lease & operational lease commitments	378	66	195	117	242
Property, plant & equipment ordered	56	56	–	–	49
Raw materials purchase contracts	1,318	216	393	709	604
Other off-balance sheet obligations	2,325	384	1,306	635	410
Off-balance sheet obligations	4,077	722	1,894	1,461	1,305
Undrawn committed bank facilities	1,640	56	1,584	–	2,014

Heineken leases buildings, cars and equipment.

Guarantees to banks for loans relate to loans to customers which are given by external parties in the ordinary course of business of Heineken.

During the year ended 31 December 2008 €177 million (2007: €140 million) was recognised as an expense in the income statement in respect of operating leases and rent.

Other off-balance sheet obligations mainly include distribution, rental, service and sponsorship contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank's requirement to reserve capital. For the details of these committed bank facilities refer to note 24. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

The off-balance sheet obligations relating to own-use commodities are not included in above information.

note 32 CONTINGENCIES

Netherlands

Heineken is involved in an antitrust case initiated by the European Commission for alleged violations of the EU competition laws. By decision of 18 April 2007 the European Commission stated that Heineken and other brewers operating in the Netherlands, restricted competition in the Dutch market during the period 1996-1999. This decision follows an investigation by the European Commission that commenced in March 2000. Heineken fully cooperated with the authorities in this investigation. As a result of its decision, the European Commission imposed a fine on Heineken of €219 million.

All cartel decisions by the European Commission may be appealed against before the European Court of First Instance and then before the Court of Justice of the European Communities in Luxembourg. These two courts are empowered to annul decisions in whole or in part and to reduce or increase fines, where this is deemed appropriate.

On 4 July 2007, Heineken filed an appeal with the European Court of First Instance against the decision of the European Commission as Heineken disagrees with the findings of the European Commission. Pending appeal, Heineken was obliged to pay the fine to the European Commission. This imposed fine was treated as an expense in 2007.

The European Commission filed its defence on 22 November 2007. Heineken filed its statement of reply on 3 March 2008. The European Commission filed its reply by rejoinder on 29 May 2008. Heineken is entitled to request oral pleadings before the court. A final decision by the European Court is expected thereafter.

Carlsberg

The consideration paid (purchase price) for the acquisition of S&N is subject to change as, in line with the consortium agreement, the final net debt settlement is being discussed between the consortium partners. It is not expected that these discussions will be completed before expiration of the one-year time window under IFRS 3. Any changes to the consideration paid in subsequent accounting periods will be adjusted to goodwill. Given that the outcome is not certain, it would not be practicable to estimate the financial effects of the net debt settlement.

note 33 RELATED PARTIES

Identity of related parties

Heineken Holding N.V. has a related party relationship with its Board of Directors, the Executive Board and Supervisory Board of Heineken N.V., L' Arche Green N.V., associates and joint ventures (refer note 16).

Remuneration Board of Directors	**2008**		2007	
In thousands of euros				
M. Das	**60**		60	
C.L. de Carvalho-Heineken	**45**		45	
D.P. Hoyer	**45**		45	
K. Vuursteen	**45**		45	
		195		195

As at 31 December 2008, the Board of Directors represented 144,112,051 shares in the Company (2007: 144,112,051 shares).

Executive Board remuneration	Fixed salary		Short-Term Incentive Plan		Long-Term Incentive Plan*		Other deferred benefits		Pension plan		Total	
In thousands of euros	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
J.F.M.L. van Boxmeer	**750**	750	**611**	1,125	**249**	207	**–**	–	**348**	395	**1,958**	2,477
D.R. Hooft Graafland	**550**	550	**336**	619	**149**	143	**–**	–	**305**	311	**1,340**	1,623
	1,300	1,300	**947**	1,744	**398**	350	**–**	–	**653**	706	**3,298**	4,100

* The remuneration reported as part of Long-Term Incentive Plan is based on IFRS accounting policies and does not reflect the value of vested performance shares. For the LTIP period 2006-2008 no performance shares will vest.

Executive Board remuneration

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Incentive Plan and a Long-Term Incentive Plan. The Short-Term Incentive Plan is based on an organic profit growth target and specific year targets as set by the Supervisory Board. For the Long-Term Incentive Plan we refer to note 27.

As at 31 December 2008, J.F.M.L. van Boxmeer held 9,244 Heineken N.V. shares and D.R. Hooft Graafland 6,544 (2007: both 0 shares). D.R. Hooft Graafland held 3,052 shares of Heineken Holding N.V. as at 31 December 2008 (2007: 3,052 shares).

	2008	2007
Supervisory Board remuneration		
In thousands of euros		
The individual members of the Supervisory Board received the following remuneration:		
C.J.A. van Lede	**66**	66
J.M. de Jong	**52**	52
M. Das	**52**	52
M.R. de Carvalho	**50**	50
A.H.J. Risseeuw*	**–**	13
J.M. Hessels	**50**	50
I.C. MacLaurin	**50**	50
A.M. Fentener van Vlissingen	**50**	50
M. Minnick	**32**	–
	402	383

Only M.R. de Carvalho held 8 shares of Heineken N.V. as at 31 December 2008 (2007: 8 shares). As at 31 December 2008 and 2007, the Supervisory Board members did not hold any of the Heineken N.V. bonds or option rights.

C.J.A. van Lede held 2,656 and M.R. de Carvalho held 8 shares of Heineken Holding N.V. as at 31 December 2008 (2007: 2,664 shares). In addition to the above, C.J.A. van Lede received €45 thousand (2007: €45 thousand) and M.R. de Carvalho received €45 thousand (2007: €45 thousand) as fee for attending the meetings of the Board of Directors of Heineken Holding N.V.

* Stepped down from the Supervisory Board on 19 April 2007.

Other related party transactions	Transaction value		Balance outstanding as at 31 December	
	2008	2007	**2008**	2007
Sale of products and services				
Investments in associates and joint ventures	**50**	61	**6**	4
Raw materials, consumables and services				
Goods for resale - joint ventures	**26**	4	**7**	1
Other expenses - joint ventures	**1**	1	**6**	1
	27	5	**13**	2

There are no significant transactions with L' Arche Green N.V.

note 34 HEINEKEN ENTITIES

Control of Heineken

The ordinary shares of the Company are traded on Euronext Amsterdam. Mrs C.L. de Carvalho-Heineken has an interest of 52.01% (including a 50.005% shareholding by L' Arche Holding S.A.) in the Company.[1] Heineken Holding N.V. holds an interest in Heineken N.V. of 50.005% of the issued capital (being 50.112% (2007: 50.087%) of the outstanding capital following the purchase of own shares by Heineken N.V.).
A declaration of joint and several liability pursuant to the provisions of Section 403 of Book 2 of the Dutch Civil Code has been issued by Heineken N.V. with respect to legal entities established in the Netherlands marked with a • below.

Significant subsidiaries of Heineken N.V.	*Country of incorporation*	*Ownership interest (%)* **2008**	2007
• Heineken Nederlands Beheer B.V.	Netherlands	**100.0**	100.0
• Heineken Brouwerijen B.V.	Netherlands	**100.0**	100.0
• Heineken Nederland B.V.	Netherlands	**100.0**	100.0
• Heineken International B.V.	Netherlands	**100.0**	100.0
• Heineken Supply Chain B.V.	Netherlands	**100.0**	100.0
• Amstel Brouwerij B.V.	Netherlands	**100.0**	100.0
• Amstel Internationaal B.V.	Netherlands	**100.0**	100.0
• Vrumona B.V.	Netherlands	**100.0**	100.0
• Invebra Holland B.V.	Netherlands	**100.0**	100.0
• B.V. Beleggingsmaatschappij Limba	Netherlands	**100.0**	100.0
• Brand Bierbrouwerij B.V.	Netherlands	**100.0**	100.0
• Beheer- en Exploitatiemaatschappij Brand B.V.	Netherlands	**100.0**	100.0
• Heineken CEE Holdings B.V.	Netherlands	**100.0**	100.0
• Heineken CEE Investments B.V.	Netherlands	**100.0**	100.0
• Brasinvest B.V.	Netherlands	**100.0**	100.0
• Heineken Beer Systems B.V.	Netherlands	**100.0**	100.0
Central Europe Beverages B.V.	Netherlands	**72.0**	–
Heineken France S.A.S.	France	**100.0**	100.0
Scottish & Newcastle UK Ltd.	United Kingdom	**100.0**	–
Sociedade Central de Cervejas et Bebidas S.A.	Portugal	**100.0**	–
Oy Hartwell Ab.	Finland	**100.0**	–
Heineken España S.A.	Spain	**98.6**	98.6
Heineken Italia S.p.A.	Italy	**100.0**	100.0
Athenian Brewery S.A.	Greece	**98.8**	98.8
Brau Union AG	Austria	**100.0**	100.0
Brau Union Österreich AG	Austria	**100.0**	100.0
Grupa Żywiec S.A.[2]	Poland	**62.0**	61.7
Heineken Ireland Ltd.[3]	Ireland	**100.0**	100.0
Beamish & Crawford Plc.	Ireland	**100.0**	–
Heineken Hungária Sorgyárak Zrt.	Hungary	**100.0**	99.6
Heineken Slovensko a.s.	Slovakia	**100.0**	100.0
Heineken Switzerland AG	Switzerland	**100.0**	100.0

Significant subsidiaries of Heineken N.V.	Country of incorporation	Ownership interest (%) 2008	2007
Eichhof Getränke Holding AG	Switzerland	**100.0**	–
Karlovačka Pivovara d.o.o.	Croatia	**100.0**	100.0
Mouterij Albert N.V.	Belgium	**100.0**	100.0
Ibecor S.A.	Belgium	**100.0**	100.0
Affligem Brouwerij BDS N.V.	Belgium	**100.0**	100.0
N.V. Brouwerijen Alken-Maes Brasseries S.A.	Belgium	**99.7**	–
LLC Heineken Breweries	Russia	**100.0**	100.0
Heineken USA Inc.	United States	**100.0**	100.0
Starobrno a.s.	Czech Republic	**100.0**	97.6
Královský Pivovar Krušovice a.s.	Czech Republic	**100.0**	100.0
Drinks Union a.s.	Czech Republic	**98.5**	–
Heineken Romania S.A.	Romania	**98.2**	96.3
Bere Mures S.A.	Romania	**100.0**	–
JSC KPBN Shikhan	Russia	**100.0**	99.8
LLC Company PIT, Kaliningrad	Russia	**100.0**	100.0
LLC PIT Novotroitsk	Russia	**100.0**	100.0
FCJSC Brewing Company ,Syabar'	Belarus	**100.0**	96.0
OJSC ,Rechitsapivo'[2]	Belarus	**80.8**	–
Commonwealth Brewery Ltd.	Bahamas	**53.2**	53.2
Windward & Leeward Brewery Ltd.	St Lucia	**72.7**	72.7
Cervecerias Baru-Panama S.A.	Panama	**74.9**	74.9
Nigerian Breweries Plc.	Nigeria	**54.1**	54.1
Al Ahram Beverages Company S.A.E.	Egypt	**99.9**	99.9
Brasserie Lorraine S.A.	Martinique	**83.1**	83.1
Surinaamse Brouwerij N.V.	Suriname	**76.1**	76.1
Consolidated Breweries Ltd.	Nigeria	**50.1**	50.1
Grande Brasserie de Nouvelle Calédonie S.A.	New Caledonia	**87.3**	87.3
Brasserie Almaza S.A.L.	Lebanon	**67.0**	67.0
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	D.R. Congo	**95.0**	95.0
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Rwanda	**70.0**	70.0
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Burundi	**59.3**	59.3
Brasseries de Bourbon S.A.	Réunion	**85.7**	85.7
P.T. Multi Bintang Indonesia Tbk.	Indonesia	**84.5**	84.5
Sierra Leone Brewery Ltd.	Sierra Leone	**83.1**	42.5
Tango s.a.r.l.	Algeria	**100.0**	–
Société Nouvelle des Boissons Gazeuses S.A. ('SNBG')	Tunisia	**49.0**	–
Nouvelle de Brasserie 'Sonobra'	Tunisia	**49.9**	49.9

[1] A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 58.82% interest in Heineken Holding N.V., including a 58.78% holding via L' Arche Green N.V. and L' Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

[2] Excluding treasury shares (will be cancelled in the course of 2009).

[3] In accordance with article 17 of the Republic of Ireland Companies (Amendment) Act 1986, Heineken N.V. issued an irrevocable guarantee for the year ended 31 December 2008 and 2007 regarding the liabilities of Heineken Ireland Ltd. and Heineken Ireland Sales Ltd., as referred to in article 5(1) of the Republic of Ireland Companies (Amendment) Act 1986.

note 35 SUBSEQUENT EVENTS

On 9 February 2009 the £3.85 billion S&N acquisition facility (available and drawn amount per 31 December 2008: €4,064 million) was restated to become a facility with two base currencies, one for £480 million and the other for €3.1 billion. Without this conversion the available amount expressed in euros could fluctuate if the €/£ exchange rate moved beyond certain thresholds. As from 15 January 2009 onwards, before the facility was restated, a series of repayments was triggered of €100 million on the one-year tranche with an extension option to a total of 2 years expiring in April 2010 and a repayment of €325 million on the five-year tranche expiring in April 2013.

These repayments were financed out of the Revolving Credit Facility of €2 billion of which €470 million was drawn per 31 December 2008. To mitigate the impact of these repayments on the headroom of the Group, Heineken has recently obtained a credit commitment from ING for a fully committed two-year standby facility for €250 million.

Rights of holders of priority shares

The priority shares in issue with a nominal value of €500, which comprise 250 shares of €2 nominal value, are held by:

Stichting Administratiekantoor Priores
(125 shares)
The members of the board of this foundation are
C.L. de Carvalho-Heineken, chairman
M. Das
R.H. Meppelink

Stichting Beheer Prioriteitsaandelen
Heineken Holding N.V.
(125 shares)
The members of the board of this foundation are
W. de Ruiter, chairman
P.E.B. Corten

For the rights conferred by the priority shares, reference is made to the following articles of the company's Articles of Association:
Article 4, para. 8
(cooperation of priority shareholders in issue of depositary receipts for shares)
Article 7, para. 2
(priority shareholders draw up non-binding list of candidates for appointments to the Board of Directors by the general meeting)
Article 8, para. 5
(priority shareholders give approval for exercising voting rights on shares)
Article 8, para. 6
(priority shareholders and the general meeting give approval for resolutions relating to any material change in the nature or identity of the company or the enterprise)
Article 9, para. 4
(appointment of representative by priority shareholders in the event of absence or inability to act of all members of the Board of Directors)
Article 10, para. 6
(4% dividend, after distribution of dividend to holders of ordinary shares)
Article 13, para. 1
(priority shareholders bring resolutions to amend the Articles of Association or wind up the company to the general meeting)
Article 14, para. 3
(priority shareholders' claims to liquidation surplus are subordinated).

Provisions of the Articles of Association concerning appropriation of profit

The relevant provisions of the Articles of Association concerning appropriation of profit read as follows:
Article 10, para. 4: Profit distributions may only be made if the shareholders' equity of the company exceeds the sum of the paid-up and called capital and the reserves prescribed by law.
Article 10, para. 6: Out of the profit as shown by the income statement adopted by the general meeting, the ordinary shareholders shall first be paid the same dividend per share as paid by Heineken N.V. for the year concerned, having due regard to the provisions of paragraph 4. If and to the extent that the dividend paid by Heineken N.V. is in the form of a stock dividend, the dividend paid to the ordinary shareholders shall also be in the form of a stock dividend. From what remains after the distribution to the ordinary shareholders, the priority shareholders shall be paid a dividend of four per cent (4%) and the remainder shall be appropriated to the reserves. On a motion of the meeting of priority shareholders, the general meeting shall be authorised to make distributions from the reserves.

Remuneration of the Board of Directors

Pursuant to the company's Articles of Association, Article 7, para. 5, the meeting of holders of priority shares may pass resolutions fixing the remuneration of the members of the Board of Directors.

Shares held by the Board of Directors

As at 31 December 2008, the Board of Directors represented 144,112,051 shares of the company.

Proposed appropriation of profit

It is proposed to appropriate the profit of €105 million for payment of dividend and that dividend exceeding net profit of €47 million will be paid from retained earnings.

STATEMENT OF THE BOARD OF DIRECTORS

Statement ex Article 5:25c Paragraph 2 sub c
Financial Markets Supervision Act
("Wet op het Financieel Toezicht")

To our knowledge,

1. the Financial Statements (with the Other Information as meant in article 2:392 Civil Code) give a true and fair view of the assets, liabilities, financial position and profit of Heineken Holding N.V. and its consolidated companies;

2. the Report of the Board of Directors gives a true and fair view of the position as per 31 December 2008 and the developments during the financial year 2008 of Heineken Holding N.V. and its related companies included in its Financial Statements; and

3. the Report of the Board of Directors describes the material risks Heineken Holding N.V. is facing.

Amsterdam, 17 February 2009

Board of Directors
M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

AUDITOR'S REPORT

To: Annual General Meeting of Shareholders of
Heineken Holding N.V.

Report on the financial statements

We have audited the 2008 financial statements of Heineken Holding N.V., Amsterdam as set out on pages 16 to 110. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2008, the income statement, statement of recognised income and expense and statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at 31 December 2008, the company income statement for the year then ended and the notes.

Management's responsibility

The Board of Directors is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Board of Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform our audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.
In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Heineken Holding N.V. as at 31 December 2008, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Heineken Holding N.V. as at 31 December 2008, and of its result and its cash flow for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Board of Directors as set out on pages 9 to 13 is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Amsterdam, 17 February 2009
KPMG Accountants N.V.
G.L.M. van Hengstum RA

COLOPHON

A Heineken Holding N.V. publication

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands

telephone +31 20 622 11 52
fax +31 20 625 22 13

This report is available
in the Dutch language as well.
In the case of any discrepancy
between language versions
the English version prevails.

Translation
VVH Business Translations

Graphic Design
and Electronic Publishing
Design Studio Hans Kentie BNO

Printing
Boom & van Ketel grafimedia

Binding
Binderij Hexspoor

Copies of this annual report
are obtainable from:
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands
telephone +31 20 622 11 52
fax +31 20 625 22 13
or via www.heinekeninternational.com

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